SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2013

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

Full Year 2012

Earnings Release

28 February 2013

01

Earnings Release

Lisbon, Portugal, 28 February 2013

Portugal Telecom is a geographically diversified operator with 100.4 million customers in 2012 (+7.4% y.o.y), including fully, proportionally and equity accounted assets. In 2012, operating revenues amounted to Euro 6,599 million, while EBITDA stood at Euro 2,269 million. EBITDA margin reached 34.4% underpinned by the solid margin of the Portuguese telecommunications businesses, which stood at 44.5%. In 2012, fully and proportionally consolidated international assets represented 58.4% and 50.4% of PT’s consolidated revenues and EBITDA, respectively. Net income reached Euro 230 million and basic earnings per share stood at Euro 0.27. In 2012, capex amounted to Euro 1,317 million, equivalent to 20.0% of revenues, while capex from Portuguese telecommunications businesses stood at Euro 555 million, down by 14.1% y.o.y, reflecting the investments in future proof technologies and networks occurred in previous years. In 2012, EBITDA minus capex reached Euro 952 million, while EBITDA minus capex of the Portuguese telecommunications businesses amounted to Euro 645 million. In 2012, operating cash flow stood at Euro 875 million, while free cash flow declined to negative amount of Euro 255 million. In 2012, operating cash flow excluding Oi and Contax, stood at Euro 578 million, while free cash flow stood at Euro 251 million (Euro 191 million in 2H12). As at 31 December 2012, excluding the proportional consolidation of Oi and Contax, net debt adjusted for tax effect related to the transfer of the regulated pension plans to the Portuguese State, amounted to Euro 4,565 million. In 2012, cost of net debt, excluding the proportional consolidation of Oi and Contax, reached 4.4% and cost of gross debt stood at 4.5%. At 31 of December 2012, PT’s cash available plus the undrawn amount of PT’s committed commercial paper lines and facilities, excluding Oi and Contax, stood at Euro 3,016 million.

Consolidated financial highlights (1)							Euro million

	4Q12	4Q11	y.o.y		2012	2011	y.o.y
Operating revenues	1,614.9	1,731.0	(6.7)%		6,598.8	6,146.8	7.4%
Operating costs (2)	1,075.0	1,197.1	(10.2)%		4,330.1	3,958.9	9.4%
EBITDA (3)	539.9	534.0	1.1%		2,268.7	2,188.0	3.7%
Income from operations (4)	171.3	134.5	27.3%		819.8	803.9	2.0%
Net income	41.4	37.6	9.9%		230.3	339.1	(32.1)%
Capex	426.6	520.1	(18.0)%		1,316.8	1,223.8	7.6%
Capex as % of revenues (%)	26.4	30.0	(3.6	)pp	20.0	19.9	0.0	pp
EBITDA minus Capex	113.3	13.9	n.m.		951.9	964.2	(1.3)%
Operating cash flow	258.7	291.2	(11.1)%		875.3	1,185.0	(26.1)%
Free cash flow (5)	9.2	35.2	(73.8)%		(254.5)	532.8	n.m.
Adjusted net debt (6)	7,516.7	6,386.7	17.7%		7,516.7	6,386.7	17.7%
Adjusted net debt exc. Oi and Contax (6)	4,565.1	4,067.9	12.2%		4,565.1	4,067.9	12.2%
After-tax unfunded PRB obligations	625.3	683.9	(8.6)%		625.3	683.9	(8.6)%
EBITDA margin (%) (7)	33.4	30.8	2.6	pp	34.4	35.6	(1.2	)pp
Adjusted net debt / EBITDA(x) (6)	3.3	2.6	0.7	x	3.3	2.6	0.7	x
Basic earnings per share	0.05	0.04	11.1%		0.27	0.39	(31.5)%
Diluted earnings per share (8)	0.05	0.04	11.1%		0.27	0.39	(31.5)%

(1) Following PT’s strategic investment in Oi and Contax on 28 March 2011, PT proportionally consolidated the net income and cash-flows of these investments as from 1 April 2011. (2) Operating costs = wages and salaries + direct costs + commercial costs + other operating costs.  (3) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs (gains). (5) This caption excludes (i) the cash out-flow related to the investments in Oi and Contax (Euro 3,728 million in 1Q11), and (ii) the third and last instalment received from Telefónica in connection with the Vivo transaction (Euro 2,000 million in 4Q11). (6) Net debt was adjusted for the tax credits resulting from amounts paid to the Portuguese government in December 2011 and 2012 in connection with the transfer of unfunded pension obligations, which were adjusted in 4Q12 to reflect certain tax credits used in the period. (7) EBITDA margin = EBITDA / operating revenues. (8) Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

02

Financial Review

Income Statement

Consolidated income statement (1)						Euro million

	4Q12	4Q11	y.o.y	2012	2011	y.o.y
Operating revenues	1,614.9	1,731.0	(6.7)%	6,598.8	6,146.8	7.4%
Portugal (2)	660.3	718.4	(8.1)%	2,700.5	2,892.0	(6.6)%
Residential	177.6	171.8	3.4%	711.7	682.3	4.3%
Personal	170.9	193.6	(11.7)%	688.1	768.4	(10.4)%
Enterprise	225.4	245.2	(8.1)%	896.0	982.1	(8.8)%
Wholesale, other and eliminations	86.4	107.8	(19.9)%	404.7	459.2	(11.9)%
Brazil • Oi	746.6	778.4	(4.1)%	3,042.1	2,412.1	26.1%
Other and eliminations	208.0	234.2	(11.2)%	856.2	842.7	1.6%
Operating costs (3)	1,075.0	1,197.1	(10.2)%	4,330.1	3,958.9	9.4%
Wages and salaries	271.2	277.2	(2.1)%	1,102.4	1,020.5	8.0%
Direct costs	264.1	296.1	(10.8)%	1,092.4	1,012.3	7.9%
Commercial costs	155.1	166.3	(6.7)%	568.5	517.7	9.8%
Other operating costs	384.6	457.5	(15.9)%	1,566.9	1,408.4	11.2%
EBITDA (4)	539.9	534.0	1.1%	2,268.7	2,188.0	3.7%
Post retirement benefits	15.6	17.9	(12.7)%	58.3	58.5	(0.4)%
Depreciation and amortisation	353.0	381.5	(7.5)%	1,390.6	1,325.6	4.9%
Income from operations (5)	171.3	134.5	27.3%	819.8	803.9	2.0%
Other expenses (income)	(34.5)	35.6	n.m.	(39.4)	59.9	n.m.
Curtailment costs, net	0.1	30.1	(99.6)%	2.1	36.4	(94.3)%
Net losses (gains) on disposal of fixed assets	(34.8)	(9.1)	280.4%	(32.7)	(9.2)	256.2%
Net other costs (gains)	0.2	14.6	(99.0)%	(8.7)	32.6	n.m.
Income before financ. & inc. taxes	205.9	99.0	108.0%	859.2	744.0	15.5%
Financial expenses (income)	108.9	96.0	13.4%	385.9	212.9	81.3%
Net interest expenses (income)	130.2	97.7	33.3%	498.8	297.1	67.9%
Equity in earnings of affiliates, net	(49.2)	(40.1)	22.9%	(209.7)	(209.2)	0.2%
Net other financial losses (gains)	28.0	38.4	(27.2)%	96.8	125.0	(22.6)%
Income before income taxes	96.9	3.0	n.m.	473.2	531.1	(10.9)%
Provision for income taxes	(31.9)	35.7	n.m.	(147.6)	(108.2)	36.4%
Income before non-controlling interests	65.1	38.6	68.4%	325.6	422.9	(23.0)%
Losses (income) attributable to non-controlling interests	(23.7)	(1.0)	n.m.	(95.3)	(83.8)	13.8%
Consolidated net income	41.4	37.6	9.9%	230.3	339.1	(32.1)%

(1) Following PT’s strategic investment in Oi and Contax on 28 March 2011, PT proportionally consolidated the earnings of these businesses as from 1 April 2011. (2) Businesses in Portugal include wireline and TMN. This caption includes the impact of the decline in regulated mobile termination rates (MTRs). (3) Operating costs = wages and salaries + direct costs + commercial costs + other operating costs. (4) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (5) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + other costs (gains).

In 2012, consolidated operating revenues increased by Euro 452 million to Euro 6,599 million (+7.4% y.o.y). This increase is primarily related to the impact of the proportional consolidation of Oi and Contax in 1Q12, as the earnings of these businesses were proportionally consolidated as from 1 April 2011, and is partially offset by the contribution of Dedic/GPTI in 1H11, as this business was fully consolidated up to 30 June 2011 and then integrated in Contax following the completion of the exchange of PT’s interest in this business for an additional stake in Contax. Excluding the impact of these changes in the consolidation perimeter, amounting to Euro 802 million, and also the impact of the depreciation of the Brazilian Real against the Euro (Euro 279 million), consolidated operating revenues would have decreased by only 1.2% y.o.y to Euro 5,942 million in 2012. This decrease was the result of revenue decline in Portuguese telecommunications businesses (Euro 191 million), notwithstanding a higher contribution from Oi (Euro 83 million) and revenue growth in other international operations, namely MTC in Namibia (Euro 21 million), Timor Telecom in East Timor (Euro 9 million) and Contax in Brazil (Euro 8 million).

In 2012, revenues from Portuguese telecommunications businesses decreased by 6.6% y.o.y to Euro 2,701 million, primarily due to: (1) revenue decline in the Enterprise customer segment (Euro 86 million, -8.8% y.o.y), reflecting the economic backdrop, penalising SMEs and leading the public administration and larger corporates to strong focus on cost cutting, notwithstanding a continued improvement in the sequential quarterly trend (-9.8% in 1Q12; -8.8% in 2Q12; -8.4% in 3Q12, and -8.1% in 4Q12) as a result of a significant progress in the performance of large corporates due to gains in both market share and share of wallet; (2) the decline in the Personal customer segment (Euro 80 million, -10.4% y.o.y), as a result of lower customer revenues (Euro 56 million, -9.1% y.o.y), reflecting challenging and deteriorating economic and competitive environment, namely in voice and wireless broadband, and lower interconnection revenues (Euro 20 million, -29.3% y.o.y) following the regulated tariff declines, and (3) the decrease in other revenues in the Portuguese telecommunications businesses (Euro 54 million, -11.9% y.o.y), including wholesale, as a result of: (i) lower revenues from accesses and traffic (Euro 31 million), reflecting lower prices resulting from adverse regulatory decisions and lower volumes as operators continue to build networks; (ii) revenue decline in public phones (Euro 3 million), and (iii) revenue decline in the directories business (Euro 11 million). The total direct impact of regulation in revenues amounted to Euro 36 million in 2012, including declining MTRs (Euro 27 million), which declined from Euro 3.50 cents to Euro 2.77 cents as from 7 May 2012, to Euro 2.27 cents as from 30 June 2012, to Euro 1.77 cents as from 30 September 2012 and to Euro 1.27 cents as from 31 December 2012 and lower roaming wholesale and retail prices (Euro 7 million). Excluding the impact of regulation, revenues in Portuguese telecommunications businesses would have declined by 5.4% y.o.y in 2012. These negative effects were partially offset by an increase in revenues from Residential customer segment, from Euro 682 million in 2011 to Euro 712 million in 2012 (+4.3% y.o.y). This continued growth was achieved on the back of the continued strong performance of MEO triple-play offer (voice, broadband and pay-TV), which is highly differentiated and also more resilient to unfavourable economic conditions. As a result, in 2012, non-voice revenues in Portugal represented 51.2% of service revenues, having grown 5.0pp y.o.y.

In 2012, Oi’s revenues stood at Euro 3,042 million (R$ 7,631 million) compared to Euro 2,412 million in 2011 (R$ 5,612 million). This increase reflects the effect of the proportional consolidation in 1Q12 (Euro 788 million), partially offset by the impact of the depreciation of the Brazilian Real against the Euro (Euro 241 million). Adjusting for these effects, the contribution of Oi to PT’s consolidated operating revenues in 2012 would have increased by Euro 83 million. This performance reflected: (1)  the increase in revenues associated with the Personal mobility segment, including an increase in sales and other operating revenues, reflecting Oi’s strategy to broaden the scope of its presence in the mobile market, including a stronger focus in the postpaid and higher income segments, thus strenghting Oi’s presence in the handset market and increasing the penetration of data and value added services, and (2) the growth observed in Oi’s enterprise segment, which reflected the growth in fixed and mobile broadband and in mobile data. These effects were partially offset by the decline observed in the residential segment, which reflects mainly the line loss albeit increasingly with lower churn in fixed line and higher growth in broadband and pay-TV. Oi’s revenues were proportionally consolidated as from 1 April 2011, based on the 25.6% direct and indirect stake that PT owns in Telemar Participações, the controlling shareholder of the Oi Group, which fully consolidates Oi.

Other revenues, including intra-group eliminations, increased by 1.6% y.o.y in 2012 to Euro 856 million, including the impact of the proportional consolidation of Contax in 1Q12 (Euro 148 million), that was proportionally consolidated as from 1 April 2011, partially offset by the contribution of Dedic/GPTI business in

1H11 (Euro 134 million), that was fully consolidated up to 30 June 2011 and integrated in Contax as from 1 July 2011. Excluding the impact of these changes in the consolidation perimeter and the impact of the depreciation of the Brazilian Real (Euro 38 million), other revenues would have increased by Euro 37 million (+5.3% y.o.y), reflecting higher contributions from all international assets, including the 20.4% y.o.y and 13.0% y.o.y increases at Timor Telecom and MTC, respectively.

The contribution from fully and proportionally consolidated international assets to operating revenues stood at 58.4% in 2012, while Brazil accounted for 53.3%.

In 2012, EBITDA increased by Euro 81 million to Euro 2,269 million (+3.7% y.o.y). This increase is mainly explained by the impact of the proportional consolidation of Oi and Contax in 1Q12, as the earnings of these businesses were proportionally consolidated as from 1 April 2011, partially offset by the contribution of Dedic/GPTI in 1H11, as this business was fully consolidated up to 30 June 2011 and then integrated in Contax. Excluding the impact of these changes in the consolidation perimeter (Euro 240 million) and also the impact of the depreciation of the Brazilian Real against the Euro (Euro 77 million), EBITDA would have decreased by 3.8% y.o.y. EBITDA performance in the period was impacted by a lower contribution from Portuguese telecommunications businesses (Euro 105 million) as a result of revenue decline (Euro 191 million), notwithstanding a 5.5% y.o.y reduction in operating costs excluding D&A and PRBs, which reflects a continued focus on cost cutting and the improvement in gross margin from the residential segment. This performance was partially offset by higher contributions from: (1) Oi (Euro 6 million), and (2) other international operations, namely MTC (Euro 6 million) and Timor Telecom (Euro 6 million).

EBITDA by business segment(1)							Euro million

	4Q12	4Q11	y.o.y		2012	2011	y.o.y
Portugal	284.8	312.6	(8.9)%		1,200.7	1,305.5	(8.0)%
Brazil • Oi	221.9	185.4	19.7%		909.0	747.6	21.6
Other	33.2	36.0	(7.7)%		159.0	134.9	17.9%
EBITDA	539.9	534.0	1.1%		2,268.7	2,188.0	3.7%
EBITDA margin (%) (2)	33.4	30.8	2.6	pp	34.4	35.6	(1.2	)pp

(1) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (2) EBITDA margin = EBITDA / operating revenues

EBITDA from the Portuguese telecommunications businesses amounted to Euro 1,201 million in 2012 (-8.0% y.o.y), equivalent to a 44.5% margin. The EBITDA performance is the result of the decline in service revenues (Euro 194 million), which have high operating leverage. In effect, while service revenues minus direct costs declined by Euro 171 million, EBITDA only declined by Euro 105 million, reflecting a resilient focus on cost cutting and profitability of operations. Operating costs decreased by 5.5% y.o.y on the back of: (1) pay-TV having reached critical mass which translates into healthier gross profit in the pay-TV business; (2) lower traffic costs at TMN, reflecting the regulated MTR cuts and lower roaming interconnection costs also due to regulatory decisions; (3) rollout of FTTH and 4G-LTE, which has a superior quality of service leading to lower customer support and network maintenance costs; (4) lower commercial costs, including commissions and marketing and publicity, and (5) lower staff costs, reflecting the impact of the reorganisation implemented in 4Q11, a lower level of variable and overtime remunerations and also higher efficiency levels in certain internal processes. These favourable declines in operating costs were partially offset by an increase in provision charges, which reflected the existing economic environment in all business segments.

In 2012, Oi’s EBITDA stood at Euro 909 million (R$ 2,280 million), compared to Euro 748 million (R$ 1,739 million) in 2011. The Euro 161 million increase reflects primarily the effect of the proportional consolidation in

1Q12 (Euro 227 million), partially offset by the impact of the depreciation of the Brazilian Real against the Euro (Euro 72 million). Adjusting for these effects, Oi’s EBITDA would have increased by Euro 6 million over the same period of last year, explained primaily by the growth in revenues as referred to above, which was partially offset by higher supplies and external services and also higher personnel costs reflecting the efforts associated to the turnaround process. Oi’s EBITDA was proportionally consolidated as from 1 April 2011, based on the 25.6% direct and indirect stake that PT owns in Telemar Participações, the controlling shareholder of the Oi Group, which fully consolidates Oi.

Other EBITDA increased by 17.9% y.o.y (Euro 24 million) to Euro 159 million in 2012 primarily due to: (1) the impact of the proportional consolidation of Contax in 1Q12 (Euro 14 million), and (2) the solid growth in Timor Telecom and MTC, of 21.8% y.o.y and 7.5% y.o.y, respectively.

Fully and proportionally consolidated international assets represented 50.4% of PT’s consolidated EBITDA in 2012. Brazilian businesses accounted for 43.0% of EBITDA in the period and fully consolidated African businesses accounted for 6.0%.

Post retirement benefits costs remained broadly flat at Euro 58 million in 2012, notwithstanding the impact of the proportional consolidation of Oi in 1Q12 (Euro 1.5 million).

Depreciation and amortisation costs increased to Euro 1,391 million in 2012, compared to Euro 1,326 million in 2011, reflecting primarily the impact of the proportional consolidation of Oi and Contax in 1Q12, amounting to Euro 161 million, partially offset by the contribution of Dedic/GPTI in 1H11, amounting to Euro 8 million. Adjusting for these effects and also the impact of the depreciation of the Brazilian Real against the Euro, depreciation and amortisation costs would have decreased by 2.9% y.o.y (Euro 38 million) in 2012, explained primarily by a lower contribution from the Portuguese telecommunications businesses (Euro 22 million), namely due to the swap of TMN’s 2G equipment to 4G-LTE enabled equipment, which led to an accelerated depreciation of 2G equipments in 1H11, up to 30 June 2011.

Curtailment costs decreased to Euro 2 million in 2012, as compared to Euro 36 million in 2011, reflecting mainly the reorganisation undertaken at the end of 2011.

Net gains on disposals of fixed assets increased from Euro 9 million in 2011 to Euro 33 million in 2012, reflecting primarily capital gains recorded by Oi in 4Q12 of Euro 30 million in connection with the disposal of mobile towers.

Net other costs (gains) improved to a gain of Euro 9 million in 2012 from net losses of Euro 33 million in 2011, reflecting primarily  gain recorded in 2012 regarding the estimated net compensation for prior years costs supported by PT with the universal service obligation under the Concession Agreement, partially offset by certain non-recurring provisions and adjustments recorded in 2012 and the impact of the proportional consolidation of Oi and Contax in 1Q12.

Net interest expenses increased to Euro 499 million in 2012 as compared to Euro 297 million in 2011. This includes the impact of the proportional consolidation of Oi, Contax and its controlling holding companies in 1Q12, amounting to Euro 66 million. Adjusting for this effect, net interest expenses would have amounted to Euro 433 million in 2012, an increase of Euro 135 million compared to 2011, reflecting: (1) an Euro 51 million interest gain recorded in 1Q11 on the cash deposits in Brazilian Reais that were used to pay the strategic investments in Oi and Contax on 28 March 2011; (2) a higher contribution from Oi, Contax and its controlling holding companies (Euro 44 million), reflecting the impact of the increase in its average net debt partially offset by the effect of the depreciation of the Brazilian Real against the Euro, and (3) the interest gain of Euro 33 million recorded in 2011 related to the outstanding receivable from Telefónica regarding the disposal of Vivo. The cost of net debt, excluding the proportional consolidation of Oi and Contax, stood at 4.4% in 2012, an increase compared to 3.3% in 2011 mainly due to the interest gain recorded in 2011 related to the outstanding receivable from Telefónica regarding the disposal of Vivo, while the cost of gross debt stood at 4.5%, which compares to 4.3% in 2011.

Equity in earnings of affiliates amounted to Euro 210 million in 2012, as compared to Euro 209 million in 2011. In 2011, this caption included a gain of Euro 38 million related to the disposal of the investment in UOL for a total consideration of Euro 156 million. Adjusting for this effect, equity accounting in earnings of affiliated companies would have increased from Euro 172 million in 2011 to Euro 210 million in 2012.

Net other financial losses, which include net foreign currency losses, net losses on financial assets and net other financial expenses, decreased from Euro 125 million in 2011 to Euro 97 million in 2012, reflecting primarily: (1) higher foreign currency losses recorded in 2011 by Portuguese operations and Oi, explained mainly by the impact of the depreciation of the US Dollar against the Euro on net assets denominated in US Dollars and by the impact of the depreciation of the US Dollar against the Brazilian Real on Oi’s net debt denominated in US Dollars, respectively, and (2) lower net other financial expenses at Oi, related mainly to financial taxes and certain banking services. Additionally, the impact of the proportional consolidation of Oi, Contax and its controlling holding companies in 1Q12 (Euro 15 million) was offset by the financial taxes incurred in Brazil during 2011 in connection with the transfer of funds for the investment in Oi (Euro 14 million).

Income taxes increased to Euro 148 million in 2012, from Euro 108 million in 2011, corresponding to an effective tax rate of 31.2% and 20.4%, respectively. This increase is primarily explained by: (1) the impact of the increase in the maximum statutory tax rate applicable in Portugal, from 29.0% to 31.5%; (2) higher non-taxable interest income and equity gains in 2011, and (3) lower gains resulting from adjustments to prior year income taxes. Adjusting for non-taxable interest income and equity gains and for adjustments to prior year income taxes, the effective tax rate would have increased from 25.3% in 2011 to 28.4% in 2012, reflecting primarily the increase in the maximum statutory tax rate applicable in Portugal as referred to above.

Income attributable to non-controlling interests amounted to Euro 95 million, including the impact of the proportional consolidation of Oi and Contax in 1Q12 (Euro 3 million). Adjusting for this effect, income attributable to non-controlling interests would have amounted to Euro 91 million in 2012, an increase of Euro 7 million compared to Euro 84 million in 2011, reflecting higher income attributable to non-controlling interests of the African businesses (Euro 10 million) and Contax (Euro 4 million). These effects were partially offset by lower income attributable to non-controlling interests of Oi (Euro 7 million) as a result of the completion of its corporate simplification in March 2012.

Net income amounted to Euro 230 million in 2012 compared to Euro 339 million in 2011. This decrease is mainly explained by: (1) the gain of Euro 38 million recorded in 2011 related to the completion of the disposal of the investment in UOL, and (2) higher interest expenses primarily related to the increase in average net debt and the Euro 51 million interest gain recorded in 2011 on the cash deposits in Brazilian Reais that were used to pay the strategic investments in Oi and Contax on 28 March 2011.

Shareholder Remuneration

PT announces that its Board of Directors will propose a dividend per share of Euro 0.325 in relation to fiscal year 2012. This proposal is subject to shareholder approval at the AGM and is made in the context of the shareholder remuneration policy for fiscal years 2012 to 2014, approved by the Board of Directors and disclosed to the market on 27 June 2012, which includes an annual cash dividend of Euro 0.325 per share. For complete information on PT¹s shareholder remuneration, please refer to the press release indicated above.

Capex

Capex amounted to Euro 1,317 million in 2012, equivalent to 20.0% of revenues, as compared to Euro 1,224 million in 2011. This increase is primarily related to the impact of the proportional consolidation of Oi and Contax in 1Q12, partially offset by the contribution of Dedic / GPTI in 1H11. Excluding the impact of these changes in the consolidation perimeter, amounting to Euro 117 million, capex would have decreased by 2.0% y.o.y. This decrease was a result of lower capex from the Portuguese telecommunications businesses (Euro 92 million, -14.1% y.o.y), which stood at Euro 555 million in 2012 and continued to be directed towards investments in future proof technologies, namely FTTH, and 4G-LTE. The decrease in capex from the Portuguese telecommunications businesses was partially offset by: (1) higher capex from Oi (Euro 65 million), due to investments undertaken in 2012 to expand 2G and 3G coverage and increasing broadband speed and capillarity, effects partially offset by the impact of the depreciation of the Brazilian Real against the Euro, and (2) higher capex from certain international operations, namely MTC (Euro 18 million), reflecting investments in the African submarine cable, optical fibre and 4G.

Capex by business segment	Euro million

	4Q12	4Q11	y.o.y		2012	2011	y.o.y
Portugal	185.0	246.5	(24.9)%		555.5	647.0	(14.1)%
Brazil • Oi (1)	206.1	221.1	(6.8)%		629.6	444.3	41.7%
Other	35.5	52.4	(32.4)%		131.7	132.5	(0.6)%
Total capex	426.6	520.1	(18.0)%		1,316.8	1,223.8	7.6%
Capex as % of revenues	26.4	30.0	(3.6	)pp	20.0	19.9	0.0	pp

(1) Oi’s capex excludes the acquisition of 4G licenses in 2012 for a total amount of R$ 400 million, equivalent to Euro 41 million proportionally consolidated by PT.

Capex from the Portuguese telecommunications businesses decreased by 14.1% y.o.y to Euro 555 million in 2012. Capex performance reflected the strong investments made during the past years, namely in the 2008-2011 period, in the deployment of the FTTH network, in the modernisation of the 2G network already 4G-LTE enabled, and in the reinforcement of 3G and 3.5G networks in terms of coverage and capacity, leading now to a decrease in technology capex, notwithstanding the investments in the deployment of the 4G-LTE network.

In 2012, Oi’s capex reached Euro 630 million (R$ 1,579 million) compared to Euro 444 million (R$ 1,034 million) in 2011. This increase reflects primarily the effect of the proportional consolidation of Oi in 1Q12 (Euro 121 million), partially offset by the impact of the depreciation of the Brazilian Real against the Euro (Euro 50 million). Adjusting for these effects, the contribution of Oi to PT’s consolidated capex would have increased by Euro 114 million mainly due to investments undertaken in 2012 to expand 2G and 3G coverage and increasing broadband speed and capillarity.

In 2012, other capex remained stable at Euro 132 million, as the increase in capex at MTC (Euro 18 million), reflecting the investments in the African submarine cable, optical fibre and in 4G rollout, was offset by lower capex in the Brazilian contact centre businesses, including Contax and the contribution of Dedic / GPTI in 1H11 (Euro 9 million), and also by a lower capex at Timor Telecom (Euro 5 million).

Cash Flow

Operating cash flow stood at Euro 875 million in 2012 and Euro 1,185 million in 2011. Excluding the impact of the proportional consolidation of Oi and Contax in 1Q12 (Euro 34 million), consolidated operating cash flow would have amounted to Euro 840 million in 2012 and the decline is explained primarily by: (1) a lower EBITDA minus Capex (Euro 127 million), reflecting mainly the Euro 131 million decline at Oi; (2) an increase in working capital investment (Euro 143 million), reflecting primarily the one-off reduction in the payment cycle to certain suppliers undertaken in 4Q10 following the cash inflow from the Vivo transaction, leading to lower payments to suppliers in 1Q11, and (3) lower provisions and adjustments (Euro 88 million), which represent a non-cash item included in EBITDA and its reduction is mainly related to Oi.

Free cash flow (1)	Euro million

	4Q12	4Q11	y.o.y	2012	2011	y.o.y
EBITDA minus Capex	113.3	13.9	n.m.	951.9	964.2	(1.3)%
Non-cash items	11.2	48.0	(76.7)%	105.6	141.6	(25.4)%
Change in working capital	134.3	229.3	(41.4)%	(182.2)	79.2	n.m.
Operating cash flow	258.7	291.2	(11.1)%	875.3	1,185.0	(26.1)%
Interests	(131.5)	(100.3)	31.1%	(470.9)	(260.6)	80.7%
Net reimbursements (contributions) to pension funds	(4.9)	(2.7)	84.1%	(37.2)	(23.1)	61.1%
Paym. to pre-retired, suspended employees and other	(44.2)	(46.9)	(5.7)%	(160.5)	(175.2)	(8.4)%
Income taxes	(23.0)	(44.0)	(47.7)%	(155.7)	(163.5)	(4.8)%
Dividends received	18.8	(0.1)	n.m.	76.2	146.9	(48.2)%
Net disposal (acquisition) of financial investments (2)	0.0	(0.2)	n.m.	0.0	123.4	n.m.
Other cash movements (3)	(64.6)	(61.9)	4.4%	(381.7)	(300.2)	27.1%
Free cash flow	9.2	35.2	(73.8)%	(254.5)	532.8	n.m.

(1) Free cash flow excludes the cash out-flow related to the investments in Oi and Contax (Euro 3,728 million in 1Q11) and the cash inflow regarding the third and last instalment related to the Vivo transaction (Euro 2,000 million in 4Q11). (2) This caption includes the disposal of the investment in UOL in 1Q11 for a total amount of Euro 156 million, partially offset by the acquisition of an investment in Allus in 2Q11 for a total amount of Euro 44 million. (3) The increase in this caption reflects mainly the payments of certain legal actions at Oi in 1Q12, partially offset by financial taxes incurred in 1Q11 related to the strategic investment in Oi.

In 2012, consolidated free cash flow amounted to negative Euro 255 million, while excluding the proportional consolidation of Oi and Contax free cash flow stood at positive Euro 251 million (Euro 191 million in 2H12). In 2011, adjusting for the cash out-flow related to the acquisition of PT’s investments in Oi and Contax (Euro 3,728 million) and the cash in-flow related to the third and last instalment received in 4Q11 in connection with the disposal of Vivo (Euro 2,000 million), consolidated free cash flow stood at Euro 533 million. The decline of Euro 787 million in consolidated free cash flow is primarily explained by: (1) a lower operating cash flow (Euro 310 million) as referred to above; (2) the proceeds received in 1Q11 from the disposal of the investment in UOL amounting to Euro 156 million; (3) lower dividends received from Unitel (Euro 126 million in 2011 and Euro 50 million in 2012); (4) an increase in deposits relative to legal actions (Euro 46 million), primarily related to the proportional consolidation of Oi, and (5) an increase of Euro 210 million in interest payments, reflecting a higher contribution from Oi, Contax and its controlling holding companies (Euro 53 million), including the proportional consolidation in 1Q12 (Euro 10 million), and an increase at Portuguese operations related mainly to the interest received in 1Q11 on the cash deposits in Brazilian Reais used to pay the strategic investments in Oi and Contax. These effects were partially offset by the acquisition of an investment in Allus by Contax in April 2011 (Euro 44 million).

Consolidated Net Debt

Consolidated net debt excluding the proportional consolidation of Oi, Contax and its controlling holding companies, and adjusted for the tax effect on payments made to the Portuguese State in connection with the pensions transaction, amounted to Euro 4,565 million as at 31 December 2012.

Total consolidated net debt amounted to Euro 7,711 million as at 31 December 2012, as compared to Euro 6,613 million as at 31 December 2011, an increase of Euro 1,098 million reflecting: (1) the negative free cash flow generated in the period (Euro 255 million); (2) dividends paid by PT to its shareholders (Euro 557 million corresponding to the 2011 dividend of Euro 65 cents) and by its subsidiaries to non-controlling interests (Euro 99 million); (3) the amounts paid by Oi to non-controlling shareholders in connection with the completion of its corporate simplification process (Euro 296 million); (4) a payment by TMN in January 2012 of the LTE license (Euro 83 million), and (5) the acquisition by Oi of PT’s own shares (Euro 23 million). These effects were partially offset by the impact of the depreciation of the Brazilian Real against the Euro, which resulted in a net debt reduction of Euro 232 million.

Change in net debt	Euro million

	4Q12	4Q11	2012	2011
Net debt (initial balance)	7,764.5	8,540.6	6,612.8	2,099.8
Less: free cash flow	9.2	35.2	(254.5)	532.8
Instalments received related to Vivo transaction	0.0	(2,000.0)	0.0	(2,000.0)
Acquisition of strategic investment in Oi and Contax	0.0	0.0	0.0	3,727.6
Translation effect on foreign currency debt	(63.2)	89.0	(231.5)	(43.4)
Dividends paid by PT	0.0	0.3	556.7	1,118.0
Changes in consolidation perimeter (Oi and Contax)	0.0	0.0	0.0	2,052.5
Oi’s corporate simplification	0.0	0.0	296.1	0.0
Acquisition of own shares by Oi	0.0	0.0	23.2	86.8
Other (1)	19.0	18.1	199.4	104.4
Net debt (final balance)	7,711.2	6,612.8	7,711.2	6,612.8
Less: Tax effect on unfunded post retirement benefits obligations (2)	194.5	226.1	194.5	226.1
Adjusted net debt (final balance)	7,516.7	6,386.7	7,516.7	6,386.7
Less: Net debt from Oi and Contax, inc. holding companies	2,951.6	2,318.9	2,951.6	2,318.9
Adjusted net debt exc. Oi and Contax (final balance)	4,565.1	4,067.9	4,565.1	4,067.9
Change in net debt	(53.3)	(1,927.8)	1,098.4	4,513.0
Change in net debt (%)	(0.7)%	(22.6)%	16.6%	214.9%

(1) This caption includes primarily the payment related to LTE license in Portugal in 1Q12 and the dividends paid by PT’s subsidiaries to non-controlling interests. (2) This caption corresponds to the tax credits on the amounts paid to the Portuguese State in December 2011 and 2012 under the transfer of unfunded pension obligations, which were adjusted in 4Q12 to reflect certain tax credits used in the period.

As at 31 December 2012, total consolidated gross debt amounted to Euro 11,099 million, of which 84.6% was medium and long-term and Euro 3,723 million is related to the proportional consolidation of Oi, Contax and its controlling holding companies. Excluding gross debt related to the proportional consolidation of Oi and Contax, gross debt would have amounted to Euro 7,375 million, of which 81.1% was medium and long-term and 81.8% was set at fixed rates.

Excluding the proportional consolidation of Oi and Contax, the amount of cash available plus the undrawn amount of PT’s committed commercial paper lines and facilities totalled Euro 3,016 million at 31 of December 2012, which includes Euro 400 million of undrawn committed commercial paper lines and facilities.

In 2012, excluding the proportional consolidation of Oi and Contax, PT’s average cost of net debt stood at 4.4%, compared to 3.3% in 2011, adjusted for the Euro 51 million interest gain on cash deposits related to the strategic investment in Oi. Cost of gross debt stood at 4.5% in 2012 as compared to 4.3% in 2011. As at 31 December 2012, the maturity of PT’s net debt, excluding Oi and Contax, was 5.6 years.

Post Retirement Benefit Obligations

As at 31 December 2012, the projected post retirement benefits obligations (PBO) from Portuguese operations related to pensions and healthcare amounted to Euro 503 million and market value of assets under management amounted to Euro 399 million, compared to Euro 474 million and Euro 345 million as at 31 December 2011, respectively. In addition, PT had liabilities in the form of salaries due to suspended and pre-retired employees amounting to Euro 730 million as at 31 December 2012, which are not subject to any legal funding requirement.  These monthly salaries are paid directly by PT to the beneficiaries until retirement age. As a result, total gross unfunded obligations from Portuguese businesses amounted to Euro 834 million as at 31 December 2012 and after-tax unfunded obligations amounted to Euro 625 million. PT’s post retirement benefit plans for pensions and healthcare in Portugal are closed to new participants. In addition, PT proportionally consolidates Oi’s net post retirement benefit obligations, which amounted to Euro 73 million as at 31 December 2012 (Euro 62 million as at 31 December 2011).

Post retirement benefit obligations	Euro million

	31 December 2012	31 December 2011
Pensions obligations	127.3	121.6
Healthcare obligations	375.4	352.6
PBO of pension and healthcare obligations	502.7	474.1
Market value of funds (1)	(399.4)	(344.7)
Unfunded pensions and healthcare obligations	103.3	129.4
Salaries to suspended and pre-retired employees	730.4	782.5
Gross unfunded obligations from Portuguese businesses	833.7	911.9
After-tax unfunded obligations from Portuguese businesses	625.3	683.9
Gross unfunded obligations at Oi	72.7	61.7
Unrecognised prior years service gains	15.0	16.8
Accrued post retirement benefits	921.4	990.4

(1) The increase in the market value of funds resulted mainly from the 25% positive performance of assets under management that more than offset the payments of benefits made by the funds.

Total gross unfunded obligations from Portuguese businesses decreased by Euro 78 million to Euro 834 million as at 31 December 2012, primarily as a result of payments of salaries to suspended and pre-retired employees, amounting to Euro 160 million in 2012, partially offset by the recognition of post retirement benefit costs, amounting to Euro 31 million, and net actuarial losses totalling Euro 50 million. Unfunded obligations from Oi increased from Euro 62 million as at 31 December 2011 to Euro 73 million as at 31 December 2012, as net actuarial losses recorded in the period, amounting to Euro 23 million, more than offset a contribution of Euro 10 million made in January 2012 to cover the deficit position of the BrTPREV pension plan.

Change in gross unfunded obligations	Euro million

	2012	2011
Gross unfunded obligations (initial balance)	973.7	948.6
Changes in the consolidation perimeter	0.0	52.5
Post retirement benefits costs (PRB) (1)	37.5	34.9
Curtailment cost	2.4	36.4
Net reimbursements (contributions) to pension funds (2)	(11.7)	(1.3)
Salary payments to pre-retired, suspended employees and other	(160.5)	(175.2)
Net actuarial (gains) losses	73.0	80.5
Foreign currency translation adjustments	(7.9)	(2.9)
Gross unfunded obligations (final balance)	906.5	973.7

(1) In 2012 and 2011, this caption excludes the service cost related to active employees transferred to the Portuguese State amounting to Euro 22.3 million and Euro 25.1 million, respectively. (2) In 2012, this caption includes primarily contributions to pension funds made by Oi (Euro 10.4 million) and refunds net of healthcare expenses paid regarding healthcare plans from Portuguese operations (Euro 1.8 million). In 2011, this caption includes refunds net of healthcare expenses paid amounting to Euro 5.3 million and termination payments amounting to Euro 3.8 million.

Equity

As at 31 December 2012, shareholders’ equity excluding non-controlling interests amounted to Euro 2,293 million, a decrease of Euro 535 million in 2012. This decrease is primarily explained by: (1) the Euro 43.5 cents dividend per share paid in May 2012 (Euro 372 million), corresponding to the second instalment of the 2011 fiscal year dividend (Euro 65 cents per share), following the interim dividend payment of Euro 21.5 cents per share declared in December 2011 and paid in January 2012; (2) the negative foreign currency translation adjustments (Euro 376 million), mainly related to the impact of the depreciation of the Brazilian Real against the Euro, and (3) the net actuarial losses recognised in the period (Euro 53 million, net of tax effect). These effects were partially offset by the net income generated in the period of Euro 230 million and a gain recorded directly in shareholders’ equity in connection with Oi’s corporate simplification.

Change in shareholders’ equity (excluding non-controlling interests)	Euro million

2012
Equity before non-controlling interests (initial balance)	2,828.1
Net income	230.3
Net currency translation adjustments	(376.5)
Dividends paid by PT	(371.9)
Net actuarial gains (losses), net of taxes	(52.7)
Other (1)	36.1
Equity before non-controlling interests (final balance)	2,293.4
Change in equity before non-controlling interests	(534.7)
Change in equity before non-controlling interests (%)	(18.9)%

(1) This caption includes primarily a gain recorded directly in shareholders’ equity as a result of the corporate simplification of the Oi Group.

Consolidated Statement of Financial Position

Consolidated statement of financial position	Euro million

	31 December 2012	31 December 2011 restated
Cash and equivalents	3,387.3	5,668.1
Accounts receivable, net	2,012.1	1,936.3
Inventories, net	141.5	133.5
Judicial Deposits	1,150.3	1,084.1
Financial investments	427.7	556.3
Intangible assets, net	5,089.5	5,629.8
Tangible assets, net	6,018.9	6,228.6
Accrued post retirement asset	11.4	13.6
Other assets	559.5	579.5
Deferred tax assets and prepaid expenses	1,297.5	1,346.5
Total assets	20,095.7	23,176.4
Accounts payable	1,263.2	1,446.2
Gross debt	11,098.5	12,281.0
Accrued post retirement liability	932.8	1,004.1
Other liabilities	2,680.2	3,337.9
Deferred tax liabilities and deferred income	1,266.9	1,365.1
Total liabilities	17,241.7	19,434.2
Equity before non-controlling interests	2,293.4	2,828.1
Non-controlling interests	560.7	914.1
Total shareholders’ equity	2,854.0	3,742.2
Total liabilities and shareholders’ equity	20,095.7	23,176.4

Total assets decreased from Euro 23.2 billion as at 31 December 2011 to Euro 20.1 billion as at 31 December 2012, reflecting primarily: (1) the repayments of the Euro 1.3 billion Eurobond issued by PT Finance in March 2005 and the Euro 454 million debt that was due to the Portuguese State under the transfer of pension obligations completed in December 2010; (2) the impact of the depreciation of the Brazilian Real against the Euro (Euro 1.3 billion); (3) the dividends paid by PT to its shareholders (Euro 0.6 billion), corresponding to the 2011 dividend of Euro 65 cents per share, and (4) the amounts paid by Oi to non-controlling shareholders in connection with the completion of its corporate simplification process (Euro 0.3 billion). These effects were partially offset by the bonds issued in July and October 2012 amounting to Euro 400 million and Euro 750 million, respectively.

Total liabilities decreased from Euro 19.4 billion to Euro 17.2 billion, primarily as a result of the gross debt reduction undertaken in 2012, as explained above, and the impact of the depreciation of the Brazilian Real against the Euro (Euro 0.8 billion).

03

Operational Review

Portuguese Telecommunications Businesses

In 4Q12, the Portuguese telecommunications businesses continued to show steady customer growth, with the fixed retail customers growing by 5.4% y.o.y to 5,052 thousand (net additions reached 45 thousand and 257 thousand in 4Q12 and 2012, respectively), and mobile customers up by 2.1% y.o.y to 7,598 thousand (212 thousand net adds in 4Q12 driven mainly by prepaid, reaching 207 thousand net additions, while postpaid reached 6 thousand net additions).

Portuguese operating data

	4Q12	4Q11	y.o.y		2012	2011	y.o.y
Fixed retail accesses (‘000)	5,052	4,795	5.4%		5,052	4,795	5.4%
PSTN/ISDN	2,604	2,648	(1.6)%		2,604	2,648	(1.6)%
Broadband customers	1,225	1,105	10.8%		1,225	1,105	10.8%
Pay-TV customers	1,223	1,042	17.4%		1,223	1,042	17.4%
Mobile Customers (‘000)	7,598	7,444	2.1%		7,598	7,444	2.1%
Postpaid	2,469	2,378	3.8%		2,469	2,378	3.8%
Prepaid	5,129	5,066	1.2%		5,129	5,066	1.2%
Net additions (‘000)
Fixed retail accesses	45	86	(47.5)%		257	268	(4.2)%
PSTN/ISDN	(5)	(15)	64.1%		(43)	(48)	9.5%
Broadband customers	25	33	(24.4)%		119	104	14.7%
Pay-TV customers	25	68	(62.4)%		181	212	(14.6)%
Mobile Customers	212	89	137.6%		154	24	n.m.
Postpaid	6	36	(84.7)%		91	87	4.8%
Prepaid	207	53	290.1%		63	(63)	200.5%
Data as % of mobile service revenues (%)	34.3	27.2	7.2	pp	32.6	27.7	4.9	pp

Growth of fixed retail customers was underpinned by a solid performance of MEO, PT’s pay-TV service, with pay-TV customers up by 17.4% y.o.y to 1,223 thousand (net additions of 25 thousand and 181 thousand in 4Q12 and 2012, respectively), confirming the continued success and the attractiveness of MEO in the Portuguese market even against a backdrop of difficult economic environment and already high penetration of pay-TV. This performance of pay-TV underpinned a solid growth of fixed broadband customers, up by 10.8% y.o.y to 1,225 thousand (net additions of 25 thousand in 4Q12 and 119 thousand in 2012). PT’s triple-play customers (voice, broadband and pay-TV) grew by 22.6% y.o.y, having reached 833 thousand in 4Q12 (31 thousand net adds in the quarter and 153 thousand in 2012). The success of MEO is anchored on the back of a very differentiated and convergent value proposition, which leverages on a non-linear pay-TV service offering, a seamless multiscreen experience with live TV channels, video on demand, games and music on demand available on multiple devices.

In 4Q12, mobile customers benefited from the performance of prepaid customers, which grew by 1.2% y.o.y (207 thousand and 63 thousand net adds in 4Q12 and in 2012, respectively) benefiting from the growth of the “Moche” and “e” tariff plans. In effect, the “e nunca mais acaba” tariff plans, which reached 952 thousand customers in 4Q12, as well as the new “Moche” tariff plans (+29.8% y.o.y in 4Q12 to 1,632 thousand customers) continued to show solid growth trends. Postpaid customers increased by 3.8% y.o.y with 91 thousand net additions in 2012, reflecting an improved performance in the enterprise segment.

Residential

Residential retail accesses or retail revenue generating units (RGUs) increased by 8.0% y.o.y, reaching 3,841 thousand, with pay-TV and broadband accesses already accounting for 56.0% of total residential retail accesses as at 31 December 2012. In 4Q12, retail net additions reached 51 thousand, underpinned by the growth of MEO, PT’s pay-TV service (+16,7% y.o.y to 1,135 thousand customers), which accounted for 21 thousand net additions, while fixed residential broadband reached 1,015 thousand customers with 20 thousand net addtions,  leveraged by the continued growth in triple-play bundles. The continued and sustainable growth of pay-TV and fixed broadband in the residential segment is even more noteworthy taking into consideration the backdrop of difficult economic environment and the already high penetration of pay-TV. Residential fixed voice customers (PSTN/ISDN lines) accounted for 9 thousand net additions, growing 1.1% y.o.y to 1,692 thousand customers, also reflecting the positive impact of the triple-play offers which continue to support the reversal of the operational trends of the wireline business and notwithstanding aggressive commercial offers by the main competitor. As a result of this success, residential ARPU was up 2.4% y.o.y to Euro 31.6, notwithstanding Portugal’s economic backdrop, which led to some pressure on those services more exposed to the economic environment, such as premium and thematic channels, video on demand and other value added services.

Residential operating data

	4Q12	4Q11	y.o.y		2012	2011	y.o.y
Fixed retail accesses (‘000)	3,841	3,557	8.0%		3,841	3,557	8.0%
PSTN/ISDN	1,692	1,674	1.1%		1,692	1,674	1.1%
Broadband customers	1,015	911	11.4%		1,015	911	11.4%
Pay-TV customers	1,135	972	16.7%		1,135	972	16.7%
Unique customers	1,881	1,881	(0.0)%		1,881	1,881	(0.0)%
Net additions (‘000)
Fixed retail accesses	51	97	(48.1)%		284	300	(5.3)%
PSTN/ISDN	9	3	178.2%		18	1	n.m.
Broadband customers	20	31	(34.5)%		104	102	2.5%
Pay-TV customers	21	63	(66.2)%		162	198	(17.8)%
ARPU (Euro)	31.6	30.9	2.4%		31.6	30.8	2.8%
Non-voice revenues as % of revenues (%)	64.3	60.4	4.0	pp	63.4	58.5	4.9	pp

The solid growth of residential customers is clearly supported by the success of MEO, PT’s innovative pay-TV service that has already moved towards a seamless multiscreen experience, with live TV channels, games, music and video-on-demand on all screens.

MEO delivers a highly differentiated content proposition, with more than 160 TV channels, including exclusive content, HD and 3D channels. In 2012, MEO enhanced its extensive offer by launching 19 new channels and several new interactive apps, including seven HD and three exclusive channels: (1) “A Bola TV”, produced in partnership with “Jornal a Bola”, a leading daily sports newspaper; (2) “TVI Ficção”, which is an entertainment channel produced by “TVI”, a leading free-to-air portuguese channel, featuring local fiction from the well established TVI production house, and (3) “TVI Secret Story 3” interactive channel, which was the fourth most watched channel in MEO in the last quarter and got 16.6 million app visits. All these channels are available on multiscreen including not only the basic TV package, but also the PC, smartphone and tablet through the MEO GO! Service. MEO will continue to innovate and a new exclusive channel will be added to its grid, “Correio da Manhã TV”, in partnership with Cofina, the owner of several newspapers and magazines in Portugal, including the most widely read tabloid in Portugal, “Correio da Manhã”. MEO’s content offering also includes thousands of VoD titles and its content offering is enriched with interactivity over anchor programmes (e.g. Idols, Secret Story, Biggest Looser).

MEO also offers a marketplace of advanced interactive applications, available through the “blue button” on the MEO remote control and covering multiple categories, such as: (1) News, including a personalised newscast app, developed in partnership with RTP, and the Sapo Kiosk application featuring the daily covers of all local and several international newspapers and magazines; (2) Sports, including a football app, a surf app, and specific sports channel applications such as the BenficaTV app and the SportTV app; (3) Music, including MusicBox, a multiscreen music streaming service; MEO Radios, a radio streaming service, and MEO Karaoke, an application that offers MEO customers the possibility to subscribe and sing a wide catalogue of local and international hits; (4) Kids, including an all encompassing childrens portal where kids can access channels, VoD content, music clips, karaoke, games and tailored educational content; (5) Convenience, including apps for weather, traffic and pharmacies, and (6) Personal content, including the online photo storage app. In 2012 MEO launched eight new blue button apps, including Sapo Voucher, the first interactive TV app allowing financial transactions and TV advertisement interaction.

Under a clear and strong strategy for content differentiation through interactivity that MEO has been pursuing, in 2012 it launched eight new interactive red button applications over linear channels, featuring an application over one of the most successful youth TV series in Portugal, “Morangos com Açucar”, developed in partnership with TVI. This application, besides giving access to much exclusive and backstage content, also gives fans the possibility to preview episodes for Euro 0.90. In July 2012, MEO also announced the transformation of the most watched local pay-TV channel — SIC Notícias. As a result of a profound content and technological partnership between PT and Impresa, a large media group in Portugal, owning several print publications and SIC free-to-air channel as well as several SIC pay-TV channels, MEO launched a transformed SIC Notícias whereby the channel re-emerged as a completely interactive channel — an exclusive experience for MEO customers. Several of these apps were made available on multiscreens, including TV, PC, tablet and smartphone.

MEO continued to innovate in 2012, by giving life to the two other color buttons on the remote control, the green button and the yellow button. On the green button MEO launched “MEO Kanal”, a service that brings the social network experience to the TV and thus creates a network effect on a pay-TV service, allowing customers to produce, edit and share multimedia content on television, through their own TV channel. On the yellow button MEO launched a “MEO Get MEO” application that leverages on its extensive customer base to recruit new customers. Additionally, already in January 2013, MEO launched the automatic recording feature, which allows customers to watch programmes that were broadcasted in the prior seven days. This feature leverages on MEO’s automatic network PVR and is available free-of-charge upon subscription.

In January 2013, in line with PT’s strategy for the residential and personal segment which focuses on the fixed-mobile and services convergence, PT presented the new MEO, with a rebranding and the launch of PT’s first quadruple play offer: M4O, a truly fixed-mobile convergent service, including pay-TV, broadband, fixed and mobile telephone. Consistent with the convergence trends — offering pay-TV, broadband, fixed and mobile telephone under the same brand — MEO will assume a new positioning, moving from a triple-play offer based on a new TV experience, to become a brand that offers an integrated service bundle of telecommunications and entertainment.

The M4O offers 85 TV channels, 100 Mbps broadband speed, unlimited calls and two to four mobile SIM cards including free of charge calls and SMS to all wireline and wireless networks, on the back of PT’s 3G and 4G/LTE networks. The new MEO builds its new positioning based on three concepts: (1) simplicity, as a single mobile network to talk freely and without barriers to all networks in Portugal; (2) convenience, as a single brand for voice, internet, and TV inside and outside the home, on the move, with a single commercial contact point and a single customer care centre, and (3) economy, as the concentration of all services under MEO’s brand allows PT to transfer the subsequent economies of scale to its customers, allowing immediate savings. MEO’s M4O bundle, leveraged on PT’s services convergence, enables a unique customer experience reflected in the: (1) billing, through a single invoice and value for the entire family, allowing total cost control; (2) self-care, with an integrated online portal for all products and services; (3) CRM, allowing for an integrated customer view, and (4) sales, giving PT’s customers an integrated experience online and at the stores. The offer M4O allows all families to have access to more services and of superior quality, for a monthly fee of Euro 79.99, including two mobile SIM cards.

Service revenues in the Residential segment reached Euro 176 million, up by 4.9% y.o.y, accelerating when compared to 3Q12 (+4.3% y.o.y). In effect the growth rate of service revenues observed in 4Q12 was the highest in the past six quarters. This solid growth was achieved on the back of the continued strong performance of MEO triple-play offer (voice, broadband and pay-TV) and benefiting from a relentless effort to transform PT’s residential service offering from a fixed telephone legacy to a triple-play customer base. Operating revenues in the Residential customer segment increased by 3.4% y.o.y in 4Q12, to Euro 178 million.

MEO’s offer is highly differentiated, more competitive and also more resilient to unfavourable economic conditions and thus continues to deliver solid results. As a result of this success, the weight of non-voice services in Residential stood at 64.3% in 4Q12 (+4.0pp y.o.y) and the weight of flat revenues stood at 88.2% (+2.8pp y.o.y).

Personal

In 4Q12, mobile Personal customers, including voice and broadband customers, increased by 1.5% y.o.y reversing the trend observed in the previous five quarters (3Q12: -1.1% y.o.y; 2Q12: -1.1% y.o.y; 1Q12: -0.9% y.o.y; 4Q11: -0.5% y.o.y; 3Q11: 0.0% y.o.y). In 2012, mobile Personal customers registered 92 thousand net additions (218 thousand in 4Q12), underpinned by TMN’s solid performance in prepaid (62 thousand and 207 thousand net additions in 2012 and 4Q12, respectively) and postpaid (30 thousand and 11 thousand net additions in 2012 and 4Q12, respectively) customers, leveraging on: (1) the strong performance of “e nunca mais acaba” tariff plans; (2) the new positioning of the “Moche” tariff plans, and on (3) the commercial success of the “Unlimited” tariff plans. The flat-fee tariff plans already represented 22.9% of mobile Personal customer base by 31 of December 2012, an increase of 2.9pp y.o.y.

Personal operating data

	4Q12	4Q11	y.o.y		2012	2011	y.o.y
Mobile Customers (‘000)	6,024	5,932	1.5%		6,024	5,932	1.5%
Postpaid	1,093	1,064	2.8%		1,093	1,064	2.8%
Prepaid	4,931	4,868	1.3%		4,931	4,868	1.3%
Net additions (‘000)	218	60	265.0%		92	(31)	n.m.
Postpaid	11	10	10.6%		30	42	(30.2)%
Prepaid	207	50	n.m.		62	(73)	185.2%
MOU (minutes)	92	92	0.6%		93	89	5.0%
ARPU (Euro)	8.2	9.5	(12.9)%		8.7	9.7	(10.8)%
Customer	7.7	8.6	(10.1)%		8.0	8.7	(8.8)%
Interconnection	0.5	0.9	(39.3)%		0.7	1.0	(29.1)%
SARC (Euro)	25.4	29.6	(14.0)%		27.9	27.8	0.1%
Data as % of service revenues (%)	34.2	30.6	3.6	pp	33.2	30.9	2.4	pp

PT’s strategy for the Personal customer segment is anchored on mobile data offers based on high quality network offering, best in class coverage and high capacity to meet customer demand for increasingly higher bandwidth and provide the best quality of service in the market. TMN’s commercial offers include: (1) voice and data tariff plans designed to integrate seamlessly unlimited voice and data plans, targeted at the high value postpaid segments and, in the prepaid segment, to prevent migration to the low value tariff plans by offering additional voice and data services; (2) distinctive smartphone offering leveraging on a comprehensive portfolio of circa 30 smartphones, including exclusive handsets, and on innovative value added and convergent services to use on-the-go (mobile TV — MEO GO!; music on demand — Music Box; navigation app — TMN Drive, and Cloud PT, which offers 16Gb of cloud storage space for free), and (3) mobile broadband competitive offers of up to 150Mbps speed, on 4G-LTE, and offering free access to PT’s leading national Wi-Fi network. PT’s Wi-Fi strategy includes automatic subscriber authentication based on SIM Card (EAP-SIM), over-the-air or standard terminal configuration and automatic 3G and 4G-LTE offload to Wi-Fi whenever the device is within Wi-Fi coverage. As such, Wi-Fi clearly complements 3G and 4G-LTE for data coverage, thus increasing customer mobility and satisfaction and ultimately its loyalty.

On March 2012, PT unveiled its 4G-LTE strategy, by launching a mobile broadband offer that structurally changes the market. Currently, PT’s 4G-LTE offering allows: (1) speeds of up to 150Mbps; (2) access to live TV channels, through MEO GO!, and to music streaming service, through MusicBox, and (3) MultiSIM, to share traffic among various devices, including the PC, through a wireless dongle, the tablet and the smartphone, which won “2013 Product of the year” under the “Mobile Tariff with shared access mobile internet” category. As at launch, PT’s 4G-LTE service was available to 20% of the Portuguese population and this coverage was enlarged to 90% of the population by the end of 2012. PT is marketing its 4G-LTE mobile broadband services through the TMN 4G and MEO 4G brands, aiming at leveraging on the various attributes and strengths of each brand. The commercial offers have speeds from 50Mbps to 150Mbps and monthly retail prices that start at Euro 34.99, with a 50% discount for early adopters during a 4 month period under a 24 month loyalty programme, and include the MusicBox service for free. TMN 4G or MEO 4G customers that are also MEO customers have free access to 50 live TV channels through the MEO GO! service. Otherwise the MEO GO! service has a retail price of Euro 7.99 per month. Also in March 2012, as part of a strategic focus on innovation, TMN announced a new mobile payment service, branded “TMN Wallet”, which allows customers to pay small purchases through one of the following: (1) SMS; (2) USSD; (3) NFC — Near Field Communication, and (4) QR code. This service is available for all types of mobile phones, including smartphones, and is currently under a trial period.

Already in January 2013, following the launch of the quadruple play offer with the MEO brand, TMN repositioned its voice and data tariff plans. In the postpaid segment, the unlimited plans now have four different price points, or sizes: (1) the unlimited S, which for Euro 15.9 per month offers 600MB of mobile internet (“internetnotelemóvel”) and unlimited wifi access plus 100 minutes or SMS to all networks; (2) the unlimited M that, offering 1GB of mobile internet and unlimited wifi access plus unlimited onnet voice and SMS and 120 min or SMS for all other networks, is priced at Euro 29.9 per month; (3) the unlimited L, which, priced at Euro 39.9 per month, offers 1GB of mobile internet and unlimited wifi plus unlimited voice and SMS to all networks, and (4) the unlimited XL, which sells for Euro 69.9 per month and offers 5GB of mobile internet and unlimited wifi access on top of all net unlimited voice and SMS. All these plans have included the Musicbox, which otherwise is priced at Euro 4.99 or Euro 6.99 per month, depending on whether it is an existing TMN customer. In the prepaid segment TMN extended the all day version of the “e nunca mais acaba” tariff plan to include unlimited all day voice and SMS for TMN and fixed networks while being able to convert the value of the Euro 20 monthly fee to voice minutes and SMS to other mobile networks. This tariff plan also includes unlimited video calls in the TMN network and can be configured with a 500MB mobile internet option with a selling price of Euro 25 per month. TMN also extended the Moche offering, for customers younger than 25 years, to include 1GB of mobile internet in the case of the monthly fee and if the customer recharges the card with or more than Euro 11 (extended up to May). The Moche tariff plans also include SMS to all networks, thus giving its customers more freedom when compared with other tribal plans. These changes in TMN’s tariff structure were a responde to price movements in the market and were aimed at ensuring that TMN continued to be the best buy in the market.

In 4Q12, customer revenues in the Personal segment declined by 9.1% y.o.y to Euro 136 million, improving when compared with 3Q12 (-11.2% y.o.y), which is a remarkable trend considering the challenging economic backdrop. Monthly recharges decreased 5.8% y.o.y in 2012 and remained volatile throughout the year. Additionally, continuous pricing aggressiveness both in voice and wireless broadband continue to place retail tariffs and customer ARPU under pressure. Customer revenues also reflected lower revenues derived from mobile broadband services against a backdrop of high popularity of fixed broadband, price competition and migration to lower tariff plans, notwithstanding the strong growth of “internetnotelemóvel” revenues leveraged on the increased penetration of smartphones. The interconnection revenues declined 38.6% y.o.y to Euro 10 million in 4Q12, accelerating when compared with 3Q12 (-32.8% y.o.y to Euro 11 million), which also contributed to a total service revenues decline of 11.9% y.o.y in 4Q12 (-13.2% y.o.y in 3Q12). In effect, as referred to before, MTRs declined throughout 2012 from Euro 3.50 cents in the beginning of 2012 to Euro 1.27 cents as from 31 December 2012. ARPU of the personal segment stood at Euro 8.2 (-12.9% y.o.y) and customer ARPU stood at Euro 7.7 (-10.1% y.o.y). The weight of non-voice revenues in service revenues stood at 34.2% in 4Q12 (+3.6pp y.o.y), reflecting the solid performance of data packages “internetnotelemovel”.

As referred to before, in January 2013 PT launched M4O, the first truly converged fixed-mobile quadruple-play service including TV, broadband, fixed and mobile telephone with unlimited voice and SMS to all mobile networks. This new converged quadruple-play service is anchored on MEO’s triple-play unique offer and is targeted at differentiating further the mobile services offered in the Personal segment, thus moving away from price competition.

Enterprise

The Enterprise customer segment (B2B segment) includes mobile and fixed, voice and data and IT convergent and integrated offers provided to large corporates and to small and medium size businesses. In this customer segment, PT aims at growing its revenue base beyond connectivity by seizing the ICT opportunity, including cloud, outsourcing and BPO, on the back of cutting-edge solutions for companies and future-proof data centre investments to meet demand for high bandwidth services and virtualisation.

During 2012, PT developed and implemented a three-tier approach to the B2B market focused on value added services: (1) Residential+, which makes available to the small offices / home offices fixed and mobile voice and fixed and mobile broadband; (2) Connected+, which provides multi-employee connectivity to small and medium businesses, including mobility solutions for itinerant employees, and simple software solutions, and (3) Integrated+, which provides unified communications, outsourcing of ICT services, application integration, M2M and specific IT/IS solutions, business process outsourcing and IT consultancy, including end-to-end approach to customers by supporting their IT transformation through business consulting approach in order to extend the services provided to corporations to video, multiscreen and highly differentiated convergent services. Cloud services, including IaaS, SaaS, and PaaS, are available to all tiers by leveraging on strategic partnerships to accelerate access to leading-edge technologies and are hosted in PT’s data centre in Covilhã. Additionally, PT has available integrated pay-per-user vertical solutions designed for specific sectors and / or companies.

In the B2B segment, PT makes available a broad offer of integrated and vertical solutions. PT continues to market the Office-box for SMEs, which allows integrated solutions with one-bill and on a pay-per-employee basis bundling voice and data communication needs: (1) connectivity: mobile and fixed voice and broadband; (2) devices: PCs, phones and mobile phones, routers and switches, and (3) mobility: cloud solutions including customised domains, e-mail accounts, hosting site and optional software. Vertical solutions inside the Office-box include clinics, providing access to the Alert software; restaurants, which offers access to the WinRest software and to MEO; Hotels, including access to the Guestcentric online marketing and booking system and to Newhotel, a full hotel management suite. For large corporates, PT makes available: (1) integrated solutions bundling connectivity and IT needs customised with the help dedicated account manager, and (2) Unified Communications  Integrated offering without capex requirements pay-per-employee, which includes voice flat rate, customer equipment and full set of collaboration functionalities.  PT’s secure and innovative cloud offer makes available a broad portfolio of services, including: (1) web services like webhosting, instant website, database hosting and e-mail relay; (2) security services, comprising e-mail security, remote backup, video surveillance and clean pipes; (3) IT resources, including remote desktop, public and private servers, SAP HANA and virtual drive, and (4) applications like the Microsoft Office 365 Pack, the Invoice Xpress, PHC Business FX and easy report. This end-to-end offer has been developed with strategic partnerships thus enabling PT to leverage on its technological skills and integration capacity in key markets in Portugal, Brazil and Africa.

The IT and business process outsourcing for corporate customers is leveraged on PT SI, which provides an integrated ICT service and IT/IS outsourcing capabilities, and on PT PRO, which allows the provision of BPO and shared services.

As a result of this comprehensive and end-to-end strategy, in 2012 PT continued to transform its business by providing new services and expanding the boundaries of its markets, a trend that is already observed in 2012 results: (1) in the SMEs the weight of non-voice services in revenues increased from 32% in 2011 to 35% in 2012 (41% to 49% in large enterprises) and the revenues derived from convergent customers increased to 57% over the same period (77% for connected+ enterprises), and (2) in large corporates the weight of non-voice services was broadly stable at 67% and the revenues from valued added services, including outsourcing, managed services, IT/IS, BPO and cloud, increased by 5pp to 25%.

In 2012, SME’s continued to be affected by the economic downturn and by difficulties in the access to funding, a trend that continues to lead to an increase in bankruptcies. The corporate segment backdrop was characterised by continued and strong focus on cost cutting by large corporates, which is leading to lower volumes.

In 4Q12, fixed retail customers of the enterprise segment stood at 1,019 thousand, having declined 5 thousand during the quarter. This performance reflected mainly 13 thousand net disconnections of fixed lines, which resulted from: (1) the migration of large corporates from classic PSTN/ISDN services to VoIP services, which require less lines per customer; (2) the level of insolvencies in the SME segment, and (3) fixed-to-mobile migration. Broadband and pay-TV net additions increased slightly as a result of upselling additional services to small and medium businesses.

Enterprise operating data

	4Q12	4Q11	y.o.y		2012	2011	y.o.y
Fixed retail accesses (‘000)	1,019	1,087	(6.3)%		1,019	1,087	(6.3)%
PSTN/ISDN	725	826	(12.3)%		725	826	(12.3)%
Broadband customers	207	193	7.7%		207	193	7.7%
Pay-TV customers	86	68	26.9%		86	68	26.9%
Retail RGU per access	1.41	1.32	6.8%		1.41	1.32	6.8%
Mobile Customers (‘000)	1,514	1,445	4.8%		1,514	1,445	4.8%
Net additions (‘000)
Fixed retail accesses	(5)	(9)	40.6%		(68)	(30)	(131.3)%
PSTN/ISDN	(13)	(15)	11.6%		(101)	(46)	(119.3)%
Broadband customers	4	2	118.2%		15	2	n.m.
Pay-TV customers	4	4	(11.8)%		18	14	27.8%
Mobile Customers	(2)	30	(107.7)%		69	56	23.5%
ARPU (Euro)	23.4	24.5	(4.2)%		23.8	25.8	(7.7)%
Non-voice revenues as % of revenues (%)	54.2	47.3	6.8	pp	50.3	46.4	3.8	pp

Operating revenues of the Enterprise customer segment declined by 8.1% y.o.y to Euro 225 million in 4Q12, showing a sequential improvement from the previous quarters. The revenue performance in the enterprise segment is also being penalised by the economic environment, namely by: (1) the public administration strong cost cut initiatives and significant reduction in investments in new projects; (2) the large corporate cost reduction initiatives, and (3) the small and medium businesses, which were still showing some resilience in 2011, are now more penalised by the economic and financing context. Notwithstanding the economic backdrop, PT maintained a solid leadership both in large corporates and in small and medium size businesses, anchored on its distinctive products and services to both market segments as referred to above, allowing PT to gain market share in the corporate segment. In effect, in 2012 PT won significant projects and customers, which should translate in revenue performance in 2013. In 4Q12, non-voice services represented 54.2% of Enterprise retail revenues, up by 6.8pp y.o.y.

Consolidated financial performance in Portugal

In 4Q12, revenues from Portuguese telecommunications businesses declined by Euro 58 million (-8.1% y.o.y) to Euro 660 million. This performance reflected the revenue decline at the Personal and Enterprise customer segments (Euro 23 million and Euro 20 million, respectively), against challenging economic conditions, and lower revenues from wholesale and other, including intragroup eliminations (Euro 21 million), that more than compensated the 3.4% y.o.y increase in the Residential customer segment (Euro 6 million). Wholesale, other and eliminations revenues declined to Euro 86 million (-19.9% y.o.y) primarily as a result of lower revenues associated to: (1) public pay phones; (2) directories business; (3) leased lines and acesses, including lower prices resulting from adverse regulatory decisions and lower volumes as operators continue to build networks, and (4) termination of national and international traffic, due to lower volumes in certain geographic and non-geographic special services and indirect traffic terminations.

In 4Q12, revenues in Portugal were also penalised by adverse regulation movements (Euro 11 million), including lower MTRs (Euro 8 million) and roaming (Euro 1 million). Excluding regulation effects, revenues would have decreased by 6.6% y.o.y in 4Q12.

Against revenue pressure in the Portuguese telecommunications businesses, the measures implemented to control costs and the transformation initiatives that are taking place are allowing PT to reduce costs and maintain solid margin performance.

In 4Q12, operating costs excluding D&A and PRBs declined by 7.5% y.o.y (Euro 30 million) to Euro 375 million. Wages and salaries declined by 5.9% y.o.y (Euro 4 million) to Euro 59 million, as a result of the reorganisation implemented in 4Q11, a lower level of variable and overtime remunerations and also higher efficiency levels in certain internal processes. Direct costs were down by 5.2% y.o.y (Euro 6 million) to Euro 115 million in 4Q12, reflecting mainly lower traffic costs at TMN, following the impact of the regulated MTR cuts and lower roaming interconnection costs (Euro 6 million) and also lower costs associated with the directories business (Euro 2 million). These declines were partially compensated by higher costs associated with international traffic (Euro 3 million) and by higher programming costs (+2.7% y.o.y to Euro 32 million in 4Q12) on the back of continued customer growth and investment in the differenciation of the MEO content offering. Notwithstanding this investment, programming costs per customer declined by 14.5% y.o.y. Direct costs associated with the provision of IT / IS solutions and outsourcing services only increased by Euro 1 million against a backdrop of increased weight of these services in revenues. Commercial costs decreased by 20.8% y.o.y (Euro 20 million) to Euro 75 million in 4Q12, reflecting: (1) lower cost of goods sold (Euro 11 million), due to lower equipment sales, lower subsidies and also lower average cost of handsets as a result of favourable contracts signed with key suppliers; (2) lower commissions (Euro 5 million), which was a solid performance as it was achieved against a backdrop of continued customer growth, thus reflecting lower churn, and (3) lower marketing and publicity (Euro 4 million), due to a strong focus on cost efficiency. The favourable performance in terms of churn is particularly observed in TV customers, as not only the FTTH has lower churn than ADSL and satellite, but also churn has been coming down across all technologies. Other operating expenses decreased by 5.0% y.o.y in 2012 to Euro 509 million, explained by lower maintenance and repairs, following the rollout of PT’s FTTH network, and lower support services. Structural costs benefit of the FTTH and 4G-LTE networks and the extensive field force transformation programme continue to be visible with improved quality of service and lower cost structure.

In 4Q12, EBITDA in Portugal stood at Euro 285 million (-8.9% y.o.y) with a solid margin of 43.1% (-0.4pp y.o.y). EBITDA performance reflected primarily the decline in service revenues (Euro 55 million), which have a higher operating leverage. In effect, service revenues less direct costs declined by Euro 49 million, while EBITDA only declined by Euro 28 million as a result of lower operating expenses that stem from context measures but also from the fact that new technologies are more cost efficient.

Portuguese telecommunications businesses financial information	Euro million

	4Q12	4Q11	y.o.y		2012	2011	y.o.y
Operating revenues	660.3	718.4	(8.1)%		2,700.5	2,892.0	(6.6)%
Residential	177.6	171.8	3.4%		711.7	682.3	4.3%
Service revenues	176.4	168.2	4.9%		700.1	670.2	4.5%
Sales and other revenues	1.2	3.6	(66.0)%		11.5	12.0	(4.4)%
Personal	170.9	193.6	(11.7)%		688.1	768.4	(10.4)%
Service revenues	145.7	165.4	(11.9)%		609.3	685.4	(11.1)%
Customer revenues	136.1	149.7	(9.1)%		561.4	617.7	(9.1)%
Interconnection revenues	9.6	15.6	(38.6)%		47.9	67.7	(29.3)%
Sales and other	25.2	28.3	(11.0)%		78.8	83.0	(5.0)%
Enterprise	225.4	245.2	(8.1)%		896.0	982.1	(8.8)%
Wholesale, other and eliminations	86.4	107.8	(19.9)%		404.7	459.2	(11.9)%
Operating costs	375.5	405.8	(7.5)%		1,499.8	1,586.5	(5.5)%
Wages and salaries	59.2	62.9	(5.9)%		241.8	252.5	(4.2)%
Direct costs	115.5	121.7	(5.2)%		457.1	480.3	(4.8)%
Commercial costs	74.6	94.2	(20.8)%		292.2	318.3	(8.2)%
Other operating costs	126.2	126.9	(0.6)%		508.7	535.4	(5.0)%
EBITDA (1)	284.8	312.6	(8.9)%		1,200.7	1,305.5	(8.0)%
Post retirement benefits	13.0	16.6	(21.6)%		51.8	53.9	(3.9)%
Depreciation and amortisation	170.6	183.5	(7.0)%		681.2	703.2	(3.1)%
Income from operations (2)	101.1	112.5	(10.1)%		467.8	548.4	(14.7)%
EBITDA margin (3)	43.1%	43.5%	(0.4	)pp	44.5%	45.1%	(0.7	)pp
Capex	185.0	246.5	(24.9)%		555.5	647.0	(14.1)%
Capex as % of revenues	28.0%	34.3%	(6.3	)pp	20.6%	22.4%	(1.8	)pp
EBITDA minus Capex	99.7	66.1	50.9%		645.3	658.5	(2.0)%

(1) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (2) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (3) EBITDA margin = EBITDA / operating revenues.

In 4Q12, capex decreased by 24.9% y.o.y to Euro 185 million. In 2012 capex stood at Euro 555 million, reflecting significant customer growth, namely in triple-play. Customer related capex stood at Euro 180 million in 2012 (-2.5% y.o.y), representing 32% of total capex in Portugal. The decline in customer capex was particularly observed in 2H12 (3Q12: -12.3% and 4Q12: -23.5%) as in 1H12 customer growth was strong, reflecting a more favourable environment. The decline in customer capex reflects: (1) lower unitary equipment costs; (2) lower net adds, and (3) lower churn across the pay-TV and broadband services. In 2012, infrastructure capex was down by 27.0% to Euro 266 million (-42.2% y.o.y to Euro 89 million in 4Q12), explained by the strong investments made during the last years, namely in the 2008-2011 period, in the deployment of the FTTH network, in the modernisation of the 2G network already 4G-LTE enabled, and in the reinforcement of 3G and 3.5G networks in terms of coverage and capacity, leading now to a decrease in technology capex, notwithstanding the investments in the deployment of the 4G-LTE network. Capex excluding customer related capex and infrastructure capex stood at Euro 109 million (+12.1% y.o.y) reflecting primarily the investment in the buildout of PT’s data centre in Covilhã.

EBITDA minus capex in 2012 was down 2.0% y.o.y to Euro 645 million, albeit in 4Q12 increased by 50.9% y.o.y to Euro 100 million. Going forward, and particularly in 2013, PT’s Portuguese telecommunications businesses capex will continue to decline, notwithstanding the investment in the data centre, as PT’s FTTH rollout and the full rollout of PT’s 4G-LTE networks is concluded. Capex in the Portuguese telecommunications businesses should decline by more than Euro 50 million in 2013, when compared to 2012.

International Businesses

Oi

Oi has reorganised its business units in order to move its focus from product to customer segments, having defined three main customer segments and priorities: (1) residential: aiming at leveraging the largest residential customer base in Brazil; (2) personal mobility: aimed at improving the competitiveness to expand market share, particularly in postpaid and in mobile data, and (3) corporate and SMEs: focused on maintaining the leadership position in the segment and penetrate new markets. As part of Oi’s reorganisation, the company is also implementing a more active commercial strategy, including establishing regional commercial structures and restructuring its distribution network and stepping up investments in network, technology and innovation.

In 4Q12, Oi’s revenue generating units (RGUs) stood at 74,339 thousand, up by 6.7% y.o.y, including: (1) 18,337 thousand residential RGUs (+3.0% y.o.y); (2) 46,305 thousand personal mobile customers, which grew by 7.0% y.o.y, and (3) 8,971 thousand enterprises RGUs, up by 14.3% y.o.y.

Oi operating data

	4Q12	4Q11	y.o.y
Residential RGUs (‘000)	18,337	17,810	3.0%
Fixed lines	12,478	13,046	(4.4)%
Fixed broadband	5,102	4,412	15.6%
Pay-TV	757	351	115.7%
ARPU (R$)	69.2	64.8	6.8%
Personal Mobility RGUs (‘000)	46,305	43,264	7.0%
Prepaid customers	39,832	37,978	4.9%
Postpaid customers + Oi controle	6,472	5,285	22.5%
Enterprises RGUs (‘000)	8,971	7,848	14.3%
Fixed lines	5,422	5,083	6.7%
Broadband	594	523	13.6%
Mobile	2,955	2,242	31.8%
Other (‘000)	727	771	(5.7)%
RGUs (‘000)	74,339	69,693	6.7%

In 4Q12, in the residential segment, Oi showed a continued deceleration in the trend of line loss (1Q12: -7.8% y.o.y; 2Q12: -6.2% y.o.y; 3Q12: -5.0% y.o.y, and 4Q12: -4.4% y.o.y), a steady growth of fixed broadband accesses (+15.6% y.o.y in 4Q12 to 5,102 thousand) and an aceleration of pay-TV growth with pay-TV customers reaching 757 thousand (+115.7% y.o.y). This performance continues to confirm the turnaround of the historical wireline trends, which is being underpinned by the strengthening of convergent offers and increased broadband speeds, which bolster the loyalty of wireline customers, leading to residential ARPU growth. The penetration of broadband and of pay-TV in residential fixed lines stands at 40.9% and 6.1% (up by 7.1pp and 3.4pp in 2012, respectively). The average broadband speed in Oi’s residential customer base stood at 3.1 Mbps, as 31 of December 2012, which compares to 2.5Mbps in December 2011, reflecting that 31% (+7pp y.o.y) and 14% (+3pp y.o.y) of Oi’s broadband customers have speeds above 5 Mbps and 10 Mbps, respectively.

During 2012, Oi continued to invest in its pay-TV offer which is now core to its strategy, with the purpose to increase the number for revenue generating units per each unique customer as it increases customer loyalty. As referred to before, TV customers increased by 115.7% to 757 thousand at 31 of December 2012 and 6.0% (+3.3pp

y.o.y) of Oi’s residential customers already subscribe to pay-TV. As a result of the focus on convergence and double and triple-play, the weight of unique customers that subscribe to more than one service from Oi increased by 6.8pp, to 53.4%. It is worth highlighting that in 2012 Oi doubled the percentage of the customer base that has loyalty contracts, to 60%. This reflects not only gross adds to Oi’s customer base but also the migration of existing customers to these tariff plans and translates into lower churn. ARPU in the residential segment increased by 6.2% in 2012 and by 6.8% in 4Q12.

In 4Q12, Oi’s Residential revenues increased by 2.1% y.o.y to R$ 2,589 million, showing a strong improvement when compared to previous quarters (3Q12: -3.8% y.o.y; 2Q12: -7.6% y.o.y and 1Q12: -11.5% y.o.y), due to the positive contribution of revenue from broadband and pay-TV services, coupled with a significant reduction in fixed line churn. This performance is explained by a more comprehensive offering, which, through converging offers, strengthens the loyalty of wireline customers, leading to residential ARPU growth (6.8% y.o.y).

In the Personal Mobility segment, Oi’s mobile customers stood at 46,305 (+7.0% y.o.y) with net additions of 737 thousand in 4Q12 and 3,041 thousand in 2012. Oi continued to focus on growth of high value and postpaid customers, on increasing the penetration of data and value added services and improving prepaid profitability. Postpaid customers increased by 22.5% y.o.y, reaching 6,472 thousand customers at the end of 4Q12, with net additions of 387 thousand in 4Q12 (1,187 thousand in 2012). The weight of postpaid customers in the Personal Mobility segment increased to 14.0% as at 31 December 2012 (+1.8pp y.o.y). This performance is mainly explained by both increased sales, leveraging on redesigned and streamlined offers and higher capilarity of retail channels, and lower churn, which was achieved on the back of improving the adequacy of the tariff plans to the customer needs and on the back of increasing the weight of customers under loyalty contracts. The main pricing plans in the portfolio are: (1) Oi Conta, which offers unlimited on-net and fixed calls, mobile internet, SMS and wifi access; (2) Oi Smartphone, which includes all services already available in Oi Conta and also a discount in the acquisition of a handset, and (3) Oi Conta Total, a quadruple play service, which combines mobile voice and broadband services and also triple-play services.

Prepaid customers stood at 39,832 thousand in 4Q12, increasing by 4.9% y.o.y and representing 86.0% of Oi’s Personal Mobility customer base. This performance was underpinned by the focus of Oi’s growth strategy on profitability of the customer base with Oi observing consistent growth in recharges, ahead of revenue growth. In 4Q12, Oi continued to expand its retail network by increasing the capilarity of the point of sales and also increasing the points of recharging and SIM card distribution, thus bringing additional convenience and proximity to its customers. In November 2012, Oi launched prepaid mobile internet access for tablets and computers and mobile broadband access for laptops, allowing different recharging schemes: daily, weely and monthly, with two different capacities.

In 4Q12, Oi’s Personal Mobility revenues stood at R$ 2,463 million, having increased by 14.6% y.o.y. Oi’s service revenues increased by 11.4% y.o.y to R$1,680 million, on the back of: (1) higher revenues from monthly fees due to postpaid customer growth; (2) increased traffic revenues underpinned by prepaid customer growth and by the improved quality of prepaid customers, and (3) higher SMS revenues and higher revenues from data and value added services, in line with the strong rollout of 3G services.

Oi’s enterprise customers stood at 8,971 thousand in 4Q12, increasing by 14.3% y.o.y, driven by growth of fixed lines (+6.7% y.o.y), fixed broadband (+13.6% y.o.y) and by mobile accesses (+31.8% y.o.y).  Customer growth in the enterprise segment was underpinned by data growth and the expansion of value added services portfolio. These initiatives are aligned with the strategy to increase its focus on this segment, leveraging on mobile penetration and strengthening its IT offering. For the corporate segment, Oi presented Oi Smart Cloud internet portal which works as a virtual store for companies that want to obtain Infrastructure as a Service and to have more information on data centre products and infrastructure.

In 4Q12, revenues from the Enterprises segment increased by 3.9% y.o.y to R$ 2,195 million. Revenue growth in the segment was underpinned by higher monthly fees, the increase in advanced voice services, growth in mobile postpaid customers that are also associated with higher usage of mobile internet and value added services, and IT services.

Oi’s mobile customers stood at 49,259 thousand (+8.2% y.o.y), with net additions of 861 thousand in 4Q12 and gross additions of 6.8 million. In 2012 Oi was focused on growing in the high value segment by improving the reach of its retail channels, simplifying its tariff plans, launching smartphone campaigns and intensifying marketing campaigns. As a result, Oi was the sole operator in the Brazilian market to meaningfully grow share of postpaid (+2.8pp y.o.y to 15.8%).

The initiatives in place to strengthen the distribution channels, such as the increase of own stores, changes in the commissions model and more training of sales agents, also contributed to underpin the operational performance in the last quarters accross all segments. In 2012, Oi expanded its 3G coverage to 73% of the Brazilian urban population, being present in 692 municipalities (+ 420 municipalities and 30 million people in 2012).

Oi pro-forma consolidated revenues (1)	R$ million, 100%

	4Q12	4Q11	y.o.y	2012	2011	y.o.y
Residential	2,589	2,536	2.1%	9,974	10,501	(5.0)%
Personal Mobility	2,463	2,150	14.6%	9,102	8,190	11.1%
Services	1,680	1,508	11.4%	6,276	5,757	9.0%
Network Usage	587	628	(6.5)%	2,337	2,398	(2.5)%
Sales of handsets, sim cards and others	195	15	n.m.	489	36	n.m.
Enterprises	2,195	2,112	3.9%	8,510	8,470	0.5%
Other services	143	159	(10.1)%	556	746	(25.5)%
Pro-forma consolidated net revenues	7,390	6,958	6.2%	28,142	27,907	0.8%

(1) The pro-forma data amount refers to the former TNL as if the takeovers had occurred on 1 January 2012. Oi’s earnings proportionally consolidated by PT differ from figures presented in the table above as they are adjusted in order to comply with PT’s accounting policies, estimates and criteria, including differences regarding the income statement format.

In 4Q12, Oi’s pro-forma consolidated net revenues, as prepared by Oi, increased by 6.2% y.o.y to R$ 7,390 million, a growth that was primarily driven by the Personal Mobility segment.

Oi pro-forma income statement (1)	R$ million, 100%

	4Q12	4Q11	y.o.y		2012	2011	y.o.y
Pro-forma consolidated net revenues	7,390	6,958	6.2%		28,142	27,907	0.8%
Pro-forma operating costs	4,927	5,120	(3.8)%		19,340	19,141	1.0%
Interconnection	1,125	1,157	(2.8)%		4,414	4,651	(5.1)%
Personnel	536	537	(0.2)%		2,016	1,884	7.0%
Materials	46	65	(29.2)%		156	191	(18.3)%
Cost of goods sold	207	84	146.4%		542	232	133.6%
Third-Party Services	2,202	2,048	7.5%		8,236	7,607	8.3%
Marketing	108	161	(32.9)%		475	559	(15.0)%
Rent and Insurance	437	443	(1.4)%		1,813	1,658	9.3%
Provision for Bad Debts	157	163	(3.7)%		595	826	(28.0)%
Other Operating Expenses (Revenue), Net	109	462	(76.4)%		1,092	1,532	(28.7)%
Pro-forma EBITDA	2,463	1,838	34.0%		8,801	8,766	0.4%
EBITDA margin	33.3%	26.4%	6.9	pp	31.3%	31.4%	(0.1	)pp

(1) The pro-forma data amount refers to the former TNL as if the takeovers had occurred on 1 January 2012. Oi’s earnings proportionally consolidated by PT differ from figures presented in the table above as they are adjusted in order to comply with PT’s accounting policies, estimates and criteria, including differences regarding the income statement format.

EBITDA, as reported by Oi, increased by 34.0% y.o.y in 4Q12, to R$2,463 million and included R$ 0.2 billion related to non core gains which in PT account were reclassified below EBITDA. EBITDA margin stood at 33.3%. In 4Q12, EBITDA performance reflected lower operating expenses (-3.8% y.o.y to R$ 4,927 million), primarily as a result of a decrease in other operating expenses (-76.4% yo.y to R$ 109 million). This performance of other operating expenses was positively impacted by the gain obtained with the non-reversable sale of a subsidiary that owns approximately 1,200 mobile towers for a total amount of R$ 516 million. This sale is in line with Oi’s strategy of streamlining its balance sheet through the monetisation of non core assets, thus allowing an increased focus on core operations.  Additionally, EBITDA also reflected the decline in interconnection costs (-2.8% y.o.y to R$ 1,125 million), lower marketing expenses (-32.9% y.o.y to R$ 108 million) and lower provision for bad debts (-3.7% to R$ 157 million). In 4Q12, third-party services (+7.5% y.o.y to R$ 2,202 million), reflected Oi’s strategy to grow in value added services, including TV and fixed and mobile broadband, and focus in the high end of the market, including handset sales. As such, external supplies were up due to: (1) higher sales, increased content costs for pay-TV and higher expenses for logistics related to the new handset marketing strategy, and (2) cost of good solds (+146.4% y.o.y), explained by Oi’s return to the handset market, in line with its strategy to focus on the high-value segment.

Other international assets

In 2012, other international assets, on a pro-forma basis, increased their proportional revenues by 22.8% y.o.y to Euro 547 million and grew EBITDA by 22.1% y.o.y to Euro 263 million, as a result of a solid operational and financial performance by the majority of PT’s international assets, notwithstanding a high level of penetration in some markets and also by positive foreign exchange effects. In 4Q12, revenue and EBITDA of other international assets, on a pro-forma basis, grew by 21.0% and 20.0%, respectively.

Proportional financial information of other international assets (1)	Euro million

	4Q12	4Q11	y.o.y		2012	2011	y.o.y
Operating revenues	149.2	123.3	21.0%		547.1	445.7	22.8%
EBITDA (2)	70.0	58.4	20.0%		263.3	215.6	22.1%
Depreciation and amortisation	15.2	12.9	17.5%		57.8	47.5	21.7%
Income from operations (3)	54.8	45.4	20.7%		205.5	168.1	22.3%
EBITDA margin (4)	46.9%	47.3%	(0.4	)pp	48.1%	48.4%	(0.2	)pp

(1) Pro-forma consolidation of other international assets using the percentage of ownership held by PT. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) EBITDA margin = EBITDA / operating revenues

Highlights of main assets in Africa and Asia (2012) (1)	Million (financials)

	Stake	Rev. local	y.o.y	EBITDA local	y.o.y	Margin	Rev. Eur	EBITDA Eur
Unitel, Angola (2) (4)	25.00%	2,043	14.5%	1,186	18.1%	58.1%	1,590	923
MTC, Namibia (3) (4)	34.00%	1,901	18.2%	904	12.4%	47.5%	180	86
CVT, Cape Verde (3) (4)	40.00%	8,336	(9.6)%	4,114	(5.3)%	49.4%	76	37
CST, S.Tomé & Principe (3) (4)	51.00%	293,723	0.4%	73,061	3.5%	24.9%	12	3
CTM, Macao (2)	28.00%	4,922	23.7%	1,359	3.5%	27.6%	480	132
Timor Telecom, East Timor (3)	41.12%	75	12.4%	42	12.4%	55.8%	58	32

(1) Figures account for 100% of the company. PT has management contracts in CVT, CST and Timor Telecom. (2) Equity consolidation method. (3) Full consolidation method. (4) These stakes are held by Africatel, which is 75% controlled by PT.

In 2012, Unitel’s revenues and EBITDA, in USD, increased by 14.5% y.o.y to USD 2,043 million and by 18.1%  y.o.y to 1,186 USD million. In 2012, Unitel posted strong operational and financial figures on the back of successful campaigns aimed at promoting voice usage and increasing penetration of mobile broadband. Unitel also launched several initiatives targeted at strengthening its distribution channels and improving the quality of its network.

In 2012, MTC’s revenues and EBITDA increased by 18.2% y.o.y and by 12.4% y.o.y, reaching NAD 1,901 million and NAD 904 million, respectively. EBITDA margin stood at 47.5%. Data revenues accounted for 22.9% of service revenues, amongst the highest in the African continent. In 2012, MTC focused its marketing efforts and commercial activity on: (1) launching 4G services; (2) developing campaigns aimed at promoting usage, and (3) boosting growth of broadband customers, under the brand Netman. MTC’s higher capex in 2012 reflected investments in the African submarine cable, optical fibre and 4G which should translate into future growth.

In 2012, CVT’s revenues decreased by 9.6% y.o.y to CVE 8,336 million, while EBITDA decreased by 5.3% y.o.y to CVE 4,114 million. EBITDA margin stood at 49.4%. Revenues and EBITDA were impacted by the implementation of the international accounting rule IFRIC12. Excluding these effects, revenues would have decreased by 1.4% y.o.y, while EBITDA would have decreased by 3.4% y.o.y. Revenues and EBITDA were primarily impacted by the adverse evolution of wholesale revenues (-11.2% y.o.y). In 2012, both mobile and fixed revenues were positively impacted by data revenue growth. During 2012, CVT launched several commercial offers, both in mobile and fixed, aimed at promoting usage and customer loyalty, including: (1) new broadband offers based on 3G services; (2) Powa Swag - youngesters pricing plan; (3) Grilo ao Segundo - new all net pricing plan, and (4) international vouchers. Broadband and IPTV customers, represent 27.8% and 9.8% of the fixed line customer base, respectively.

In 2012, CST’s revenues and EBITDA increased by 0.4% and 3.5% y.o.y to STD 293,723 million and STD 73,061 million, respectively. EBITDA margin stood at 24.9%. In 2012, CST launched its 3G service. Penetration of mobile services in São Tomé e Principe now stands at circa 72% (+3pp y.o.y).

CTM’s revenues and EBITDA in 2012 increased by 23.7% and 3.5% y.o.y to MOP 4,922 million and MOP 1,359 million, respectively. EBITDA margin was 27.6%. Revenue growth was driven by an increase in equipment sales. Data revenues represented 26.1% of mobile service revenues. In 2012, CTM launched several marketing campaigns aimed at increasing penetration of smartphones and wireless broadband.

In 2012, Timor Telecom’s revenues and EBITDA stood at USD 75 million (+12.4% y.o.y) and USD 42 million (+12.4% y.o.y), respectively. EBITDA margin was stable at 55.8%. At 31 of December 2012, Timor Telecom reached 629 thousand mobile customers. Data revenues accounted for 16.8% of mobile service revenues. In 2012, Timor Telecom launched new pricing plans with more competitive tariffs and several voice and data stimulation campaigns, with positive results on usage levels and revenue generation and also strengthened its distribution network.

04

Other Disclosures

Additional information

Please see additional information in the notes to our financial statements as at 31 December 2012.

On 13 January 2013, PT announced that it entered into a definitive agreement to sell its 28% stake in CTM to CITIC Telecom as part of the transaction in which Cable & Wireless Communications is to sell its controlling stake (51%) to CITIC Telecom. This agreement provides that PT will receive total proceeds of USD 411.6 million, subject to certain adjustments, on a cash-free and debt-free basis and assuming a normal level of working capital. Additionally, PT signed a three-year agreement with CITIC Telecom for capitalising on its expertise in certain areas of collaboration in the telecom sector and in the identification of ICT investment opportunities in order to create value for CITIC Telecom. Pursuant to this strategic alliance agreement, CITIC Telecom will select PT as the CITIC Telecom Group’s strategic ICT service provider.

Strategic Investment in Oi

On 28 March 2011, PT concluded its strategic investments in Telemar Norte Leste, S.A. (“Oi”) and Contax, S.A. (“Contax”) for a total consideration of R$8,437 million (Euro 3,728 million). These strategic investments were made in connection with the agreements entered into with the controlling shareholders of Telemar Participações, S.A., which controls Oi, and CTX Participações, S.A., which controls Contax. Under these agreements, PT shares the control of these companies and plays a key role in the strategic financial and operational policies and, consequently, the acquired investments are treated for accounting purposes as jointly controlled entities. Therefore and as allowed by IAS 31, PT proportionally consolidates the assets, liabilities and earnings of these companies, in line with the accounting policy applied in previous years. Additionally, the process of exchange of PT’s interest in Dedic/GPTI for an additional stake in Contax was completed on 1 July 2011. Oi is proportionally consolidated through the 25.6% direct and indirect stake that PT owns in Telemar Participações, which controls and fully consolidates Oi S.A.. Contax is proportionally consolidated through the 44.4% direct and indirect stake that PT owns in CTX Participações, which controls and fully consolidates Contax, which in turn fully consolidates Dedic/GPTI as from 1 July 2011. As such, PT’s financial statements include the proportional consolidation of the assets and liabilities of these investments as from 31 March 2011 and the related income statement as from 1 April 2011.

PT made the strategic investment in Oi and Contax through its wholly owned holding companies Bratel Brasil and PT Brasil, respectively, having acquired economic interests of 25.3% in Oi (Telemar Norte Leste) and 14.1% in Contax.  The economic interest in Contax was increased to 19.5% on 1 July 2011, following the exchange of PT’s interest in Dedic/GPTI for an additional stake in Contax, as referrred to above.

Following the approval of Oi’s corporate simplification by the general meetings of the companies constituting the Oi group held on 27 February 2012, the previous corporate structure composed by Tele Norte Leste Participações, Telemar Norte Leste and Brasil Telecom was integrated in Brasil Telecom, which was then renamed Oi S.A., and has only two share classes (common shares, ON, and preferred shares, PN). These shares are traded in the Bovespa and in the NYSE, through an ADR programme. As a result of the completion of this simplification process, PT’s direct and indirect economic position in Oi now stands at 23.3% (15.5% is held directly in Oi S.A., through ON and PN shares). Nevertheless, PT continues to proportionally consolidate Oi based on its 25.6% direct and indirect stake in Telemar Participações, which fully consolidates Oi.

Changes in accounting policies and estimates

Following the preliminary assessment of the fair value of the assets acquired and liabilities assumed in connection with the acquisition of the investments in Oi and Contax completed on 28 March 2011, the purchase price allocation of these business combinations recorded as at 31 December 2011 was subject to changes until the completion of the one year period from the acquisition date, as allowed by IFRS 3 Business Combinations. During the first quarter of 2012, we obtained the necessary information to conclude the final assessment of the fair value of the assets acquired and liabilities assumed under these business combinations and, as a result of the changes made to the purchase price allocation recorded as at 31 December 2011, PT’s Consolidated Statement of Financial Position as of that date was restated, in order to reflect those changes as if they had been recognised on the acquisition date.

In addition, following the initial recognition of the purchase price allocation of the investments in Oi and Contax in 4Q11, PT’s consolidated income statements for the first nine months and third quarter of 2011 were restated in order to reflect the amortisation of the intangible assets recorded in 4Q11 as if they had been recognised as at the acquisition date.

Please see additional information regarding the matters referred to above, including the detailed impacts of the restatements, in Note 2 to our financial statements as of 31 December 2012.

Forward looking statement / disclaimer

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not statements of historical fact, and reflect goals of the company’s management. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these forward-looking statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company’s current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

05
Glossary

ARPU	Average Revenue per User. Monthly average recurrent service revenues per average number of users in the period, includes interconnection and roaming out revenues.

Capex	Capital expenditure. Investments in tangible and intangible assets.

Cash flow	The difference between cash inflows and cash outflows for a specific period.

Cloud services

Services delivering virtual and centralised IT/IS resources, that differentiate from traditional IT approach due to the availability through a network on “as a service” and on demand model, offering a pay as you use pricing to the customer. Cloud services usually include infrastructure (IaaS), software (SaaS) and plataforms (PaaS), and are growing to other portfolio areas like communication (CaaS) and security.

Curtailment costs	Work force reduction programme costs.

Diluted earnings per share	Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

EBITDA	EBITDA = income from operations + PRBs + depreciation and amortisation.

EBITDA margin	EBITDA Margin = EBITDA / operating revenues.

EBITDA to net interest	EBITDA to net interest = EBITDA / net interest

Enterprises	Customer segment that includes all SOHOs, SMEs and corporate customers that subscribe wireline and wireless products and services. All figures are gross of intercompany eliminations.

Free cash flow

Free cash flow = operating cash flow +/- acquisitions/sales of financial investments +/- net interest paid – payments related with PRB – income taxes paid +/- dividends paid/received +/- other cash movements.

FTTH	Fibre-to-the-home. Next generation network that brings fibre to the customer premises.

GSM	Global System for Mobile. Internationally standardised digital radio network that allows both voice and data transmission.

HDTV	High Definition Television. Transmission of the television signal with a higher resolution than the traditional formats.

IAS/IFRS	International Accounting Standards/International Financial Reporting Standards. The new international accountancy standards introduced as of 1 January 2005.

Income from operations	Income from operations = income before financials and taxes + workforce reduction costs + losses (gains) on disposal of fixed assets + net other costs.

IP	Internet Protocol. Standard that specifies the exact format of packets of data as they are transmitted through an Internet network.

IPTV	Internet Protocol Television. Digital television service available over a fixed telephony line, through a broadband connection.

ISDN	Integrated Services Digital Network. Digital telecommunications network that allows simultaneous voice and data transmission over an access line.

ISP	Internet Service Provider. Company that provides access to the Internet.

MMS	Multimedia Message Service. Technology allowing for data such as text, tunes, pictures, photos and brief video sequences to be transmitted via mobile phone.

MOU	Minutes of Usage. Monthly average of outgoing and incoming traffic in minutes per average number of users in the period. Segmented MoU does not include interconnection minutes.

Net Debt	Net debt = short-term debt + medium and long-term debt - cash and equivalents

Net debt to EBITDA	Net debt to EBITDA = Net debt / EBITDA

NGAN	Next generation access network.

Non-voice revenues as % of revenues	Percentage of retail service revenues related to data, video or other non-voice services.

Operating cash flow	Operating cash flow = EBITDA - capex +/- change in working capital +/- non-cash provisions.

Personal	Customer segment that includes all consumer customers that subscribe to wireless products and services on an individual basis. All figures are gross of intercompany eliminations.

PRB	Post Retirement Benefits Costs.

PSTN	Public Switched Telephone Network. Traditional telephone system that runs through copper lines.

Residential	Customer segment that includes all consumer customers that subscribe to wireline products and services at home on an individual basis. All figures are gross of intercompany eliminations.

Retail RGU per access	Retail accesses per PSTN/ISDN line.

SARC	Subscriber Acquisition and Retention Cost. SARC = (70% of marketing and publicity costs + commissions + subsidies) / (gross additions + upgrades).

SMS	Short Message Service. Short text messages service for mobile handsets, allowing customers to send and receive alphanumerical messages.

Tribal plans	Flat-fee prepaid tariff plans offering unlimited traffic for customers using the same tariff plan

Triple-play Offer	Integrated offer of voice, television and Internet services.

VoD	Video-on-demand. System that allows users to select and watch videos.

Wholesale, Other and Eliminations

Customer segment that includes all the wireline and wireless wholesale business for, the other businesses (e.g. directories) and all intercompany eliminations that are related to the Portuguese telecommunications businesses.

3G

3Generation. Third generation is a generic term, covering several technologies for mobile networks (UMTS, W-CDMA and EDGE), that integrate mobile multimedia services and allows a higher data transmission rates than GSM technology.

4G-LTE

4Generation. Fourth generation is a generic term, covering technologies for mobile access network (LTE/LTE Advanced) with high spectral efficiency, high peak data rates, short round trip time and frequency flexibility allowing enhanced broadband and multimedia services.

Additional Information

This information is also available on PT’s IR website ir.telecom.pt and mobile website m.telecom.pt and on PT’s IR&CSR app for iPad and Android tablets.

Conference Call details

Date: 28 February 2013

Time: 16:00 (Portugal/UK), 17:00 (CET),
11:00 (US/NY)

Telephone numbers

Outside US: +1 201 689 7817

US and Canada: 877 269 7756

If you are unable to attend the conference call a replay will be available for one week through the following numbers:

Outside US callers: +1 201 612 7415
(Account Number: 3082, Conference ID: 409009)

US and Canada callers: 877 660 6853
(Account Number: 3082, Conference ID: 409009)

Contacts

Luís Pacheco de Melo

Group Chief Financial Officer

luis.p.melo@telecom.pt

Bruno Saldanha

Chief Accounting Officer

bruno.m.saldanha@telecom.pt

Nuno Vieira

Investor Relations Officer

nuno.t.vieira@telecom.pt

Portugal Telecom

Avenida Fontes Pereira de Melo, 40

1069-300 Lisboa, Portugal

Tel.: +351 21 500 1701

Fax: +351 21 500 0800

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2013

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.